Exhibit 99.2

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

INTRODUCTION

The following discussion of the operating results and financial position of Jaguar Mining Inc. (“Jaguar" or the "Company”) should be read in conjunction with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended 2008 and 2007.  The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and the annual audited financial statements have been reconciled to U.S. generally accepted accounting principles (“U.S. GAAP”).  The Company reports its financial statements in US dollars (“US$”), however a significant portion of the Company's expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”).

The discussion and analysis contained in this MD&A are as of March 23, 2009.

FORWARD-LOOKING STATEMENTS

Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources and proven and probable reserves, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages  and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent our views as of the date of this discussion.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's Forward-Looking Statements, see the "CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS" and "RISK FACTORS" as filed in the Company’s Annual Information Form for the year ended December 31, 2008, filed on SEDAR and available at www.sedar.com,  and its filings, including the Company's Annual Report on Form 40-F for the year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission, which are available at www.sec.gov on EDGAR. Further information about the Company is available on its corporate website www.jaguarmining.com.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the term "inferred resources" and "measured and indicated resources".  The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

"Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

SUMMARY DESCRIPTION OF JAGUAR’S BUSINESS

Jaguar is engaged in gold production and in the acquisition, exploration, development and operation of gold producing properties in the Iron Quadrangle region of Brazil, a greenstone belt located near the city of Belo Horizonte in the state of Minas Gerais.  Through a joint venture with Xstrata plc (“Xstrata”), the Company is also engaged in gold exploration at a greenfield site in the northeast of Brazil covering 159,000 acres.  In addition, the Company may consider the acquisition and subsequent exploration, development and operation of other gold properties in Brazil.

The Company is currently producing gold at its Turmalina, Paciência and Sabará operations.  During 2008, the Company finalized NI 43-101 compliant feasibility studies for the Phase I Expansion of the Turmalina operation and the Caeté Project, which were filed on SEDAR on September 11 and September 17, respectively.  The Turmalina expansion and the Caeté Project build-out are expected to be completed during the third quarter of 2009 and the second quarter of 2010, respectively.

The Company intends to become a sustainable mid-sized gold producer of between 620,000 ounces and 700,000 ounces of gold in 2014.  The Company believes that the development initiatives it has carried out to date, which include over 30 km of underground development at its properties in Minas Gerais, give it a reasonable basis to express confidence that sufficient mineral resources exist and additional resources will be identified to reach and sustain its production targets for the foreseeable future.  The Company’s primary properties remain open at depth and along strike.  Given the management team's extensive experience operating in the Iron Quadrangle, coupled with the geological characteristics of other gold operations in the same district, management believes the identification of additional gold resources to meet the Company’s production targets will not be a constraining issue.

The Company’s objective is to enhance shareholder value by building, expanding and operating low-cost gold mines and by adding resources and reserves at its existing properties.  The Company plans to achieve this objective by completing the development of its Caeté Project and expanding overall production at its three largest properties.  The Company continues to aggressively explore and develop its resources in Brazil.  The Company has sought to reduce its risk profile and to differentiate itself from other junior mining companies by developing and expanding several mining operations rather than focusing on one operation.  This strategy will also allow the Company to rapidly grow the overall business if exploration confirms that mineral resources can be expanded at any of its mines.  Management believes that the Company’s well-developed infrastructure, high grade resource base, experienced personnel and its fully developed health, safety and environment program favorably positions the Company to achieve attractive growth at relatively low risk compared with other junior gold developers.

The Company believes it now has and will maintain at various levels of production a cost structure that will ensure its competitiveness.  Based on cash on hand and assumptions concerning production costs, foreign currency exchange rates, forward gold prices and limited borrowings, the Company believes it has the required funds to execute on its plans.  A sensitivity analysis, which addresses deviations from certain base assumptions for feed grade, costs, and other variables, used in the development of various technical reports the Company has previously filed, is provided in the Company’s Annual Information Form for the year ended December 31, 2008, dated February 11, 2009 and is available on SEDAR at www.sedar.com.

PROJECT DEVELOPMENT REVIEW - OPERATIONS AND EXPLORATION

Production

During the quarter ended December 31, 2008, the Company produced a total of 37,916 ounces of gold at Turmalina, Paciência and Sabará at an average cash operating cost of $396 per ounce compared to 20,463 ounces at an average cash operating cost of $405 per ounce during the same period last year.  Gold production for the quarter ended December 31, 2008 increased 85% from the comparable quarter in 2007.  Cash operating costs decreased slightly in comparison to the same period last year.  The average exchange rate for the quarter ended December 31, 2008 was R$2.28/US$1.00 compared to R$1.78/US$1.00 for the quarter ended December 31, 2007.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

During the year ended December 31, 2008, the Company produced a total of 115,348 ounces of gold at Turmalina, Paciência and Sabará at an average cash operating cost of $429 per ounce compared to 70,113 ounces at an average cash operating cost of $346 per ounce during the year ended December 31, 2007, an increase in ounces produced of 64%.Cash operating costs in 2008 increased by 24% in comparison to 2007 due to the commissioning of the Paciência operation and exchange rates, which were unfavorable on balance.  The average exchange rate for the year ended December 31, 2008 was R$1.84/US$1.00 compared to R$1.95/US$1.00 for the year ended December 31, 2007.

The Company’s 2009 production and cash operating cost estimates are as follows:

Operation	Production (oz)	Cash Operating Cost ($/oz)
Turmalina	80,000-85,000	$354-387
Paciência	65,000-70,000	$362-398
Sabará	20,000	$374-411
Total	165,000-175,000	$360-394

Note: Estimated cash costs are based on R$2.00 to R$2.20 per US$1.00.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Production and Operating Performance

The following tables set forth certain operating data at Turmalina, Paciência and Sabará for the quarter and year ended December 31, 2008 and 2007.

Quarter Ended December 31, 2008 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Sabará	105	1.62	65	4,506	$21.20	$641
Turmalina	128	5.93	89	19,987	52.80	330
Paciência	147	3.43	92	13,423	41.20	413
Total	380	3.78	87	37,916	$39.60	$396

Quarter Ended December 31, 2007 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Sabará	140	1.76	69	6,444	$21.90	$534
Turmalina	96	5.51	87	14,019	55.70	346
Paciência	-	-	-	-	-	-
Total	236	3.28	81	20,463	$35.60	$405

12 Months Ended December 31, 2008 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Sabará	475	1.54	66	18,199	$22.50	$667
Turmalina	481	5.46	88	72,785	55.30	364
Paciência	277	3.28	92	24,364	43.00	443
Total	1,233	3.46	85	115,348	$39.90	$429

12 Months Ended December 31, 2007 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Sabará	504	2.07	67	24,586	$22.70	$462
Turmalina	347	5.1	87	45,527	42.80	283
Paciência	-	-	-	-	-	-
Total	851	3.31	80	70,113	$30.90	$346

The Company’s operations, project development and exploration during the quarter and year ended December 31, 2008 are described below.

Turmalina
Operations

Turmalina is an underground mine utilizing the “sublevel stoping” and the “cut and fill” mining methods with paste fill.  Turmalina is currently processing 1,300 tonnes per day (“tpd”) of ore in its carbon-in-pulp (“CIP”) plant, which is the designed operating level.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

During the quarter ended December 31, 2008, Turmalina produced 19,987 ounces of gold at an average cash operating cost of $330 per ounce compared to 14,019 ounces at an average cash operating cost of $346 per ounce during the quarter ended December 31, 2007.  Mine production at Turmalina during the quarter totaled 126,777 tonnes at an average ROM grade of 6.01 grams per tonne.  The average ROM grade produced during December was 6.75 grams per tonne.  For the quarter ended December 31, 2008, the ore processed through the mill totaled 128,438 tonnes at an average feed grade of 5.93 grams per tonne and the average plant recovery rate was 89%, slightly below the design rate of 90%.

During the year ended December 31, 2008, Turmalina produced 72,785 ounces of gold at an average cash operating cost of $364 per ounce compared to 45,527 ounces at an average cash operating cost of $283 per ounce during the year ended December 31, 2007.  Steps initiated by management during the second quarter of 2008 to limit mine dilution, which negatively impacted ore grades during the first half of the year, have brought results back on plan during the second half of 2008.  Turmalina mine production during the year totaled 497,122 tonnes at an average ROM grade of 5.31 grams per tonne.  The ore processed through the mill totaled 480,814 tonnes at an average feed grade of 5.46 grams per tonne.  The average plant recovery rate was 88%.

Expansion

On September 11, 2008, the Company filed the NI 43-101 compliant Turmalina Phase I Expansion feasibility study on SEDAR, which added an estimated 1,265,802 tonnes at an average 3.12 grams per tonne containing 127,000 ounces of proven and probable gold reserves to the Turmalina reserve base.

As a result, the Company initiated the first phase of a planned three-phase expansion program at the Turmalina processing plant.  In the current expansion, the Company intends to increase gold production by 25% from its present design rate of approximately 80,000 ounces per year to 100,000 ounces per year.  Earthwork for the crushing and screening plant, grinding and milling plant and hydrometallurgical plant has been completed.  Detailed engineering is nearing completion and civil works began during February 2009.  The expansion is expected to be completed during the third quarter of 2009.

Exploration - Brownfield

Jaguar’s reported mineral resources and reserves for Turmalina are to a depth of approximately 500 meters where the mineralized structure is open at depth and along strike.  As part of a recent drill program to prove the continuity of the mineralization at Ore Body A to a depth of over 800 meters, Jaguar drilled four holes to depths ranging from 850 meters to 1,100 meters.  Two of these drill holes intersected the mineralized structure in the Ore Body A to a depth of approximately 800 meters.  A grade of approximately 7.00 grams per tonne was encountered in a narrow zone at depth thereby confirming the extension of the mineralized structure.  Jaguar’s team believes the size of the mineralized structure and mineralization is similar to the existing reserve base in this ore body to the depth of 500 meters.  This is also consistent with the characteristics of other gold mines in the Iron Quadrangle, some of which have operated to depths of 2,400 meters.  Jaguar intends to update the inferred resources category at Turmalina but does not have any plans to conduct further deep drilling at Turmalina at this time.

As part of the surface exploration to estimate resource potential in a newly discovered oxide zone at Ore Body B, several trenches were opened in the outcropping to expose and sample the mineralized zone.  Channel samples revealed two separate mineralized areas with average surface grades ranging from 3.00 grams per tonne to 5.00 grams per tonne.  Jaguar’s team intends to update the geological model to incorporate this new data into the overall mine model.  The oxide ore from this new zone would be blended with sulfide ore and processed through the Turmalina Plant, providing immediate additional lower cost ore.

At Ore Body C and Zone D, additional gold bearing oxide ore has been identified in the weathered rock above the sulfide zone.  During 2008, the Company completed 11,698 meters of drilling in 62 drill holes in the Satinoco structure to estimate oxide and sulfide mineral resources.  Jaguar expects to complete the resource estimate by the third quarter of 2009.

Jaguar has also discovered a new target at the Turmalina mining complex, the Fazenda Experimental Target, which management believes has significant potential and is unrelated to the mineralized on-strike zone associated with Ore Bodies A, B and C and Zone D.  The Fazenda Experimental Target is located approximately five kilometres from the Turmalina Plant in a structure parallel to the existing ore bodies and zones, where historic mining work at shallow depths can be seen. Jaguar has conducted limited soil sampling, trenching and other geo-chemical work in the area over the past two years.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

During the third quarter of 2008, four drill holes totalling 716 meters were carried out at Fazenda Experimental, which included 200 meters along strike.  Three drill holes intercepted mineralized structures.  Intersection grades varied from 2.9 grams per tonne to 6.5 grams per tonne at intervals of three meters or less.  Additional trenching has provided evidence that the continuity near the surface extends well beyond areas where no drilling has taken place.

During 2009, Jaguar intends to conduct additional underground exploration as part of the forward development of Turmalina’s Ore Bodies A, B and C, as well as in Zone D and at the Fazenda Experimental Target to increase resources and reserves to further expand Turmalina’s annual production beyond the current plan of 100,000 ounces.

Paciência
Operations

Paciência’s Santa Isabel Mine is an underground mine utilizing the cut and fill mining method and a treated tailings backfill system.  Ore produced at the Santa Isabel Mine is transported to the new 1,800 tpd CIP processing plant, which was commissioned during the second quarter of 2008.  On July 24, 2008, Paciência reported its first gold pour and operations at its processing plant were deemed commercial during the latter part of the quarter ended December 31, 2008 based on throughput rates.

 During the quarter ended December 31, 2008, Paciência produced 13,423 ounces of gold at an average cash operating cost of $413 per ounce.  Mine production at Paciência totaled 114,785 tonnes at an average ROM grade of 3.29 grams per tonne, which includes 7,014 tonnes at an average grade of 5.43 grams per tonne from the Pilar Mine.  The ore processed through the mill totaled 146,666 tonnes at an average feed grade of 3.43 grams per tonne.  The average plant recovery was on plan at 92%.

During the year ended December 31, 2008, Paciência produced 24,364 ounces of gold at an average cash operating cost of $443 per ounce.  Mine production, primarily at Paciência’s Santa Isabel Mine and a small portion from the Pilar Mine, totaled 283,245 tonnes at an average ROM grade of 3.29 grams per tonne.  The ore processed through the mill totaled 277,431 tonnes at an average feed grade of 3.28 grams per tonne.  Management expects the ROM grade for the Santa Isabel Mine will continue to rise during 2009.  The average plant recovery was 92% for the year ended December 31, 2008.

As of March 23, 2009, mining rates at the Santa Isabel Mine are at design levels required to feed the processing plant.

Exploration - Brownfield

During the year ended December 31, 2008, the Company conducted extensive underground development and exploration activities at the NW01 Target (Marzagão), the Conglomerates Target (Palmital) and other targets in the area to add additional tonnes of ore both vertically and horizontally in an effort to increase the resource base for the Paciência operation.  As part of the exploration program, a total of 12,814 meters totaling 64 drill holes were carried out during 2008.

Grades observed at the NW01 Target are similar to those measured at the Santa Isabel Mine.The new access ramp, which is 5 meters x 5 meters in size, was completed early in 2008.  A total of 1,191 meters of ramp and drifts have been developed toward the Santa Isabel Mine located two kilometers to the south of the NW01 portal.  This cross cut will eventually intersect the second level of the Santa Isabel Mine.  During this development, two new mineralized zones were encountered.  Channel samples were taken and the Company decided to develop a drift across the zone.  Management believes blind ore shoots likely exist along the contiguous 20-kilometer concession base.  By extending the ramp to the second level of the Santa Isabel Mine, the Company’s management expects to increase the tonnes of ore per vertical meter that can be mined and processed along strike.

The mineralized zones are partially exposed, with approximately 30 meters in length and 1 meter to 3 meters in width.  Channel sampling in this area confirms grades ranging from 1 gram per tonne to 10 grams per tonne.  The extension is open to the North West and the North East.  Drill holes from the surface indicate additional mineralized zone.  A drill hole from the area had high amounts of “free” gold and a grade of 595 grams per tonne over 0.7 meters.  The shape and other characteristics of this structure suggest that other mineralized zones might be located in the vicinity of the NW01 Target.  Two surface rigs are presently drilling in the South East extension of the drift with the objective of intercepting these new zones.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

A second zone of mineralization at Paciência, not related to the São Vicente lineament where the Company has a resource and reserve base, is referred to as the Conglomerates Target.The zone entails several concessions, which are located approximately 12 kilometers east of the Paciência processing plant.The property’s previous owners, the Anschutz Group and Western Mining, carried out exploration campaigns between 1985 and 1990, which included underground development and channel sampling, surface and underground diamond drilling and geological mapping.  Based on their efforts, a pre NI 43-101 gold resource of approximately 110,000 ounces was estimated.

In order to estimate the Conglomerates Target resources consistent with NI 43-101 standards, the Company conducted a 7,191 meter in-fill drilling program inside this target zone that consisted of 30 drill holes.  The Company also opened a portal into the host rock and developed 60 meters of a 4 meter x 5 meter ramp, which was concrete lined.  During 2008, Jaguar carried out 1,306 meters of ramp and drifts to reach levels one and two.

At level one, the conglomerate layer was identified to extend over 100 meters, confirming the grades and widths obtained through surface drilling.  At the exposed section, the mineralized conglomerate shows thicknesses that vary from less than 1 meter to 2.5 meters and grades of up to 200 grams per tonne.  Partial channel results in the drift already defined a mineralized zone with an average grade of 6.8 grams per tonne over a 150 m2 conglomerate layer area.

The development of exploration drifts in level one will continue to laterally expose the conglomerate layer.  Through additional drilling, the Company expects to estimate the resource potential in one known 300-meter section and trace the geometry of the conglomerate reef to depth.  At level two, further underground development is being carried out to provide access to the mineralized zone for further in-fill drilling.  The Company is currently developing a new resource estimate and views this new structure as a potential significant resource that will provide additional feed for the Paciência processing plant.

Sabará
Operations

Sabará is an above ground mine from which oxide ore is processed at a 1,500 tpd carbon-in-column (“CIC”) plant.

During the quarter ended December 31, 2008, Sabará produced 4,506 ounces of gold at an average cash operating cost of $641 per ounce compared to 6,444 ounces at an average cash operating cost of $534 per ounce during the quarter ended December 31, 2007.  Cash operating costs in the quarter were primarily impacted by lower ore grades.  As planned, leaching operations were suspended during 2008 due to seasonal impact and will resume in April 2009.

During the year ended December 31, 2008, Sabará produced 18,199 ounces of gold at an average cash operating cost of $667 per ounce compared to 24,586 ounces at an average cash operating cost of $462 per ounce during the year ended December 31, 2007.  Cash operating costs during the year were primarily impacted by lower ore grades and unfavorable exchange rates.

During the second half of 2008, the Company initiated stripping operations at the Serra Paraíso mineralized zone and its ore accounted for approximately 19% of the tonnage processed at the Sabará Plant during the quarter.  Management plans to further reduce mining operations in Zone A at Sabará in early 2009 in favor of higher grade ore from the Serra Paraíso mineralized zone.  Production from the Sabará Plant is expected to account for only approximately 10% of Jaguar’s total 2009 production.  During 2008, due to its higher average operating cost, Sabará production increased the Company’s overall average cash operating cost by $45/oz.  By blending the lower grade ore from Zone A with the higher grade ore from Serra Paraíso, the Company expects to significantly reduce average cash operating costs in 2009.

Exploration - Brownfield

In order to add oxide resources to feed the Sabará Plant and thereby increase its mine life, the Company developed an exploration program at Sabará and Caeté in a 15,000 hectare area.  In addition to the Serra Paraíso Target, which was mentioned above, the Company is conducting channel sampling, soil geochemistry and trenching at three different targets near the Sabará operations.  Preliminary results of such exploration identified new targets, which have given rise to a drill program that began in the first quarter of 2009.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Caeté Project
Development

In September 2008, the Company completed its NI 43-101 compliant feasibility study on the Caeté Project, which includes the Roça Grande and Pilar Mines.  Based on the feasibility study, the Caeté Project processing facilities will include crushing and grinding circuits followed by a gravity separation circuit along with a leaching and CIP-ADR (carbon-in-pulp adsorption/desorption/recovery) plant, which will  process the sulfide ore from Pilar and Roça Grande Mines and other nearby targets.  This new plant is expected to utilize much of the existing infrastructure of the Company’s previously closed Caeté heap leach and CIC facility.The Company intends to use a combination of "cut and fill" and "selective stoping" methods at both mines, which contemplates a treated tailings backfill system.

By the end of the third quarter in 2008 all necessary permits and licenses for the construction and commissioning phase had been received and Jaguar initiated civil works for the milling and treatment circuits.However, in November 2008, due to the retraction in gold prices, deteriorating financial markets and declining equity values worldwide, including the gold sector, the Company temporarily suspended development of the Caeté Project pending an assessment of market conditions and the availability of capital to move the project forward.

Consistent with the decision to suspend the development of the Caeté Project, underground work at the Roça Grande Mine was temporarily suspended; however, development at the Pilar Mine continued.  Beginning in December 2008, the Company began transporting ore by truck from the Pilar Mine to the Paciência processing plant to supplement the ore being supplied from Paciência’s Santa Isabel Mine.  The Company expects to continue this practice until such time as the ore from the Pilar Mine can be processed at the future Caeté processing plant.

In March 2009, the Company raised Cdn.$86.3 million through a common share offering and announced its decision to retake the Caeté Project.  During March 2009, work to complete the Caeté Project was initiated.  Earthwork for the crushing and screening plant, grinding and milling plant and hydrometallurgical plant has been completed.  Detailed engineering is underway and civil works are expected to begin in April 2009.  The Company plans to begin commissioning of the Caeté Plant during the third quarter of 2010.

Exploration - Brownfield

As part of the Company’s effort to identify and add to its gold resource base at the Caeté Project, 75,000 meters of additional drilling are planned over the next five years in the mineral properties identified to supply the Caeté Plant.  During 2008, Jaguar completed 31,500 meters of drilling for a total of 92 drill holes in the exploration concessions that are part of the Caeté Project, in support of completing feasibility studies during the year as well as expanding the overall resource base.

Pedra Branca Project
Exploration - Greenfield

In March 2007, Jaguar entered into a joint venture agreement with Xstrata to explore the Pedra Branca Project in the State of Ceará in northeastern Brazil.  The Pedra Branca Project has mineral rights to 37 concessions totaling approximately 159,000 acres in a 65-kilometer shear zone.  The concessions are located in and around municipal areas with good infrastructure.

Xstrata carried out a preliminary exploration program that covered only 25 kilometers of the shear zone.  The program identified 10 kilometers of soil anomalies, including two large anomalies referred to as Coelho and Mirador Targets.  For the most part, the mineralized formations uncovered by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold mineralization, which could include the presence of both oxide and sulfide formations in large structures.

Jaguar is currently conducting a comprehensive exploration program at the Pedra Branca Project, including extensive geological mapping, drainage and soil geochemistry, detailing of zones with anomalies, trenching and diamond drilling.  During the third quarter of 2007, Jaguar began a diamond drill program to test the continuity of the mineralization at depth.  To date, 93 drill holes totaling 8,974 meters have been completed.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Mineral Resources and Reserves

During 2008, the Company retained TechnoMine to prepare feasibility studies for its Caeté Project and expansion of the Turmalina operation.  TechnoMine completed the NI 43-101 compliant feasibility study technical reports on September 9, 2008 and September 15, 2008, respectively.

TechnoMine completed the feasibility studies and in concert with the Company reviewed the information and prepared a table of mineral resources and reserves (the “September 2008 Review”).  Ivan C. Machado, M.Sc., P.E., P.Eng. audited the September 2008 Review.  Mr. Machado is a Qualified Person as such term is defined in NI 43-101.

Based on the September 2008 Review, the Company reported (i) measured and indicated resources of 23,095,210 tonnes with an average grade of 4.74 grams per tonne containing 3,517,860 ounces of gold and (ii) 6,704,750 tonnes of inferred resources with an average grade of 5.15 grams per tonne containing 1,109,030 ounces of gold.  The Company’s proven and probable mineral reserves, which are included in the measured and indicated mineral resource figure above, were 13,510,470 tonnes with an average grade of 4.69 grams per tonne containing 2,033,620 ounces of gold.  The figures reported in the September 2008 Review did not consider 2007 and 2008 production from the Turmalina operations and a small test mining production at Paciência in 2006.

In consideration of the significant improvement in global gold prices, the Company and TechnoMine redefined the design criteria to reflect stronger gold markets and completed a review of resources and reserves during the first quarter of 2009.  Based on the review Jaguar’s mineral resources are the following as of December 31, 2008 (i) measured and indicated resources of 25,073,390 tonnes with an average grade of 4.36 grams per tonne containing 3,518,280 ounces of gold and (ii) 7,250,590 tonnes of inferred resources with an average grade of 4.83 grams per tonne containing 1,125,980 ounces of gold.  Jaguar’s proven and probable mineral reserves, which are included in the measured and indicated mineral resource figure above, are 14,904,840 tonnes with an average grade of 4.16 grams per tonne containing 1,993,550 ounces of gold.

See below detailed tables of Jaguar’s mineral resources and reserves as at December 31, 2008.

Table 1 - Summary of Estimated Mineral Resources*

RESOURCES (tonnage in metric tonnes and grades in grams/tonne)								RESOURCES (ounces Au)	
	Measured (t)	g/t	Indicated (t)	g/t	Measured + Indicated (t)	g/t	Inferred (t)	g/t	Measured + Indicated	Inferred
Sabará										
Sabará	677,230	1.72	245,970	1.48	923,200	1.66	439,000	2.24	49,160	31,620
Other(1)	518,900	5.56	704,300	5.40	1,223,200	5.47	830,000	3.91	215,060	104,350
Total	1,196,130	3.39	950,270	4.39	2,146,400	3.83	1,269,000	3.33	264,220	135,970
Paciência										
Santa Isabel(2)	2,200,600	3.91	2,566,300	3.13	4,766,900	3.49	856,710	2.90	534,950	79,890
Other(1)	1,642,000	3.68	1,567,000	3.97	3,209,000	3.82	500,000	5.00	394,330	80,390
Total	3,842,600	3.81	4,133,300	3.45	7,975,900	3.62	1,356,710	3.67	929,280	160,280
Caeté Project										
Pilar(3)	1,355,400	5.71	1,249,200	5.73	2,604,600	5.72	1,620,600	6.59	479,010	343,400
Roça Grande(3)	3,340,200	3.30	3,396,600	4.59	6,736,800	3.95	1,377,260	4.43	855,730	196,180
Total	4,695,600	4.00	4,645,800	4.90	9,341,400	4.44	2,997,860	5.60	1,334,740	539,580
Turmalina										
Faina and Pontal(4)	339,600	5.64	1,191,000	5.70	1,530,600	5.69	120,000	5.70	279,870	22,000
Ore Bodies A and B	340,200	6.13	2,124,200	6.89	2,464,400	6.79	1,027,280	6.39	537,660	211,070
Ore Body C(5)	516,180	3.52	1,098,510	3.23	1,614,690	3.32	479,740	3.70	172,510	57,080
Total	1,195,980	4.31	4,413,710	5.90	5,609,690	5.58	1,627,020	5.55	990,040	290,150
TOTAL IN SITU RESOURCES					**25,073,390**	**4.36**	**7,250,590**	**4.83**	**3,518,280**	**1,125,980**

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Table 2 - Summary of Estimated Mineral Reserves*

*Mineral resources listed in Table 1 include mineral reserves listed in Table 2. Totals reflect depletion from production through December 31, 2008.  Some columns and rows may not total due to rounding.

(1) TechnoMine NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 20, 2004.
(2) TechnoMine NI 43-101 Technical Report on the Paciência Gold Project Sta. Isabel Mine filed on SEDAR on August 9, 2007.

(3) TechnoMine NI 43-101 Technical Report on the Caeté Gold Project filed on SEDAR on September 17, 2008.

(4) TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR on December 20, 2004.

(5) TechnoMine NI 43-101 Technical Report on the Turmalina Expansion  filed on SEDAR on September 11, 2008.

Although the Company has carefully prepared and verified the mineral resource and reserve figures presented herein, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of gold will be produced.  Estimated reserves may have to be recalculated based on actual production experience.  Market price fluctuations of gold as well as increased production costs or reduced recovery rates, and other factors may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.  See the "CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS" and "RISK FACTORS" as filed in the Company’s Annual Information Form for the year ended December 31, 2008 filed on SEDAR and available at www.sedar.com,  and its filings, including the Company's Annual Report on Form 40-F for the year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission, which are available at www.sec.gov on EDGAR.

FINANCIAL REVIEW

During the quarter ended December 31, 2008, the market price of gold (London PM fix) traded in a range of $713 to $904, and averaged $795.  This was approximately 1% higher than the average price for the quarter ended December 31, 2007.  The average market price of gold for the year ended December 31, 2008 was $872, which is 25% higher than the average price for the same period in 2007.  The price performance of gold was marked with high levels of volatility. Gold has continued to be influenced by interest rate cuts, volatility in the credit and financial markets, investment demand and inflation expectations.  A 10% change in the average market price of gold during the quarter ended and year ended December 31, 2008 would have changed income before income taxes by approximately $3.0 million and $10.1 million respectively.

The Company reports its financial statements in US dollars (“US$”), however a significant portion of the Company's expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”).  The strengthening in the average rates of exchange for the US$ caused the Company’s costs reported in US$ to decrease for the quarter ended December 31, 2008.  The average rates of exchange for the Cdn.$ per US$1.00 for the quarter ended December 31, 2008 and the quarter ended December 31, 2007 were 1.21 and 0.98 respectively.  The average rates of exchange for the R$ per US$1.00 for the quarter ended December 31, 2008 and the quarter ended December 31, 2007 were 2.28 and 1.78 respectively.  The impact of a weaker R$ during the fourth quarter of 2008 was not fully reflected in the Company’s cash operating costs during the period, however, the Company expects 2009 cash operating costs will be impacted as the R$ has remained weak compared to the US$.  A 10%change in the average rates of exchange during the quarter ended December 31, 2008 would have changed operating income by approximately $4.0 million.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Quarterly Results

The following chart summarizes the Company’s quarterly results of operations for the previous eight quarters:

	Three Months Ended
(unaudited)	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
($ in 000s, except per share amounts)	2008	2008	2008	2008	2007	2007	2007	2007
Net sales	$27,874	$25,799	$21,187	$18,797	$14,915	$14,962	$11,415	$6,542
Net income (loss)	(3,443)	(1,301)	(351)	839	(14,825)	(8,654)	(3,685)	(496)
Basic and diluted income (loss) per share	(0.05)	(0.02)	(0.01)	0.01	(0.28)	(0.16)	(0.07)	(0.01)

Net sales over the periods shown above generally trended higher due to both an increase in ounces of gold sold and an increase in the average realized gold price.

Summary of Key Operating Results

	Three Months Ended		Year Ended
	December 31		December 31
	2008	2007	2008	2007
(unaudited)
($ in 000s, except per share amounts and shares outstanding)
Gold sales	27,874	14,915	93,657	47,834
Ounces sold	35,138	18,742	108,944	67,350
Average sales price $ / ounce	793	796	860	710
Gross profit	7,103	4,007	27,354	14,289
Net income (loss)	(3,443)	(14,825)	(4,256)	(27,660)
Basic and diluted earnings (loss) per share	(0.05)	(0.28)	(0.07)	(0.52)
Weighted avg. # of shares outstanding - basic	63,982,281	55,494,155	62,908,676	53,613,175
Weighted avg. # of shares outstanding - diluted	63,982,281	55,494,155	62,908,676	53,613,175

Quarter and Year to Date ended December 31, 2008 compared to December 31, 2007

Sales in the quarter ended December 31, 2008 increased $13.0 million or 87% from the quarter ended December 31, 2007, due to an increase in ounces of gold sold.  The number of ounces of gold sold increased 87% to 35,138 ounces in the quarter ended December 31, 2008 compared to 18,742 ounces in the quarter ended December 31, 2007.  The average realized gold price decreased to $793 per ounce from $796 per ounce in the same quarter last year.

Sales for the year ended December 31, 2008 increased $45.8 million or 96% compared to the year ended December 31, 2007 due to both an increase of ounces of gold sold and an increase in the average realized gold price.  The number of ounces of gold sold increased 62% to 108,944 in the year ended December 31, 2008 compared to 67,350 ounces in the year ended December 31, 2007. The average realized gold price increased to $860 in the year ended December 31, 2008 per ounce from $710 per ounce in the year ended December 31, 2007.

Gross profit for the quarter ended December 31, 2008 increased to $7.1 million from $4.0 million for the quarter ended December 31, 2007.  For the year ended December 31, 2008 gross profit increased to $27.4 million from $14.3 million for the same period in 2007 due primarily to the increase in sales. The Company recognized net losses of $3.4 million and $14.8 million for the quarters ended December 31, 2008 and 2007 respectively.  For the year ended December 31, 2008 the Company recognized net losses $4.3 million versus a net loss of $27.7 million for the same period in 2007.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Review of Certain Operating Expenses and Other Income and Expenses

	Three Months Ended		Year Ended
	December 31		December 31
	2008	2007	2008	2007
(unaudited)
($ in 000s)
Stock based compensation	564	5,899	1,262	10,750
Administration	3,249	2,657	12,571	9,617
Forward derivative loss	-	3,820	318	9,908
Forward fx derivative loss (gain)	2,718	(966)	2,623	(3,690)
Foreign exchange loss (gain)	272	(130)	(2,477)	(2,280)
Interest expense	1,493	3,523	11,584	11,170
Interest income	(391)	(1,373)	(3,850)	(4,601)

 Stock based compensation expense varies depending upon when stock options, deferred share units, restricted share units, and stock appreciation rights vest.

Administration costs increased from $2.7 million during the quarter ended December 31, 2007 to $3.2 million during the quarter ended December 31, 2008 and increased from $9.6 million during the year ended December 31, 2007 to $12.6 million for the same period in 2008.  The annual increase was mainly due to costs for legal and accounting including those associated with first time compliance with the Sarbanes Oxley Act. In addition, costs increased due to the strengthening of the R$ against the US$.  The average exchange rate for the year ended December 31, 2008 was R$1.84 per US$1.00 compared to R$1.95 per US$1.00 for the year ended December 31, 2007.  The Company’s administration costs are generally in-line with other South American gold producers on a unit of production basis and are viewed by management as appropriate to achieve the Company’s growth targets.

During the quarter ended December 31, 2007, the Company recognized a loss of $3.8 million on forward derivative contracts the Company purchased as required by the lender for the Turmalina loan facility to manage the commodity price exposure on gold sales.  Losses of $318,000 and $9.9 million were recognized in the year ended December 31, 2008 and 2007 respectively associated with increases in the price of gold. During the quarter ended March 31, 2008, the Company closed the forward sales and forward purchase contracts. (See Risk Management Policies - Hedging).

The Company recognized an unrealized loss of $1.6 million for the quarter ended December 31, 2008 versus an unrealized loss of $472,000 for the quarter ended December 31, 2007 on forward foreign exchange contracts used to manage currency exposure on the R$.  The Company also recognized a realized loss of $1.1 million for the quarter ended December 31, 2008 versus a realized gain $1.4 million for the quarter ended December 31, 2007 on forward foreign exchange contracts.  For the year ended December 31, 2008 the Company recognized an unrealized loss of $4.1 million and a realized gain of $1.5 million compared to an unrealized gain of $1.0 million and a realized gain of $2.7 million for the year ended December 31, 2007.  (See Risk Management Policies - Hedging).

Foreign exchange loss of $272,000 was recognized during the quarter ended December 31, 2008 (gain of $2.5 million for the year ended December 31, 2008) versus a gain of $130,000 during the quarter ended December 31, 2007 (gain of $2.3 million for the year ended December 31, 2007) primarily due to volatility of the R$ and Cdn.$.  During the quarter ended December 31, 2008, foreign exchange losses were incurred in Cdn.$ cash on hand held in Canada and R$ taxes which are recoverable from the Brazilian tax authorities.  These are offset by foreign exchange gains incurred by the Cdn.$ private placement notes and R$ based notes payable in Brazil. The foreign exchange gains and losses are due to changes in the R$ and Cdn.$ versus the US$.

Interest expense decreased from $3.5 million during the quarter ended December 31, 2007 to $1.5 million during the quarter ended December 31, 2008. The change was due to a decrease in debt. The Company repaid the loan facility held by the lender on March 13, 2008.  (See Note 10(e) to our 2008 annual financial statements.)  For the year ended December 31, 2008 interest expense increased to $11.6 million from $11.2 million for the same period in 2007 primarily due to the write-off of debt issuance costs relating to the repayment of the loan facility held by the lender on March 13, 2008 and the interest incurred on the private placement notes issued on March 22, 2007.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Interest income decreased from $1.4 million during the quarter ended December 31, 2007 to $391,000 during the quarter ended December 31, 2008. Interest income decreased from $4.6 million for the year ended December 31, 2007 to $3.9 million for the year ended December 31, 2008. Interest income was earned on deposits held in banks in Canada, the U.S. and Brazil.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights
($ in 000s)

	Three Months Ended		Year Ended
	December 31		December 31
	2008	2007	2008	2007
Operating activities	(5,537)	3,913	(1,410)	1,457
Financing activities	(1,701)	61	70,112	89,492
Investing activities	(13,906)	(23,134)	(89,297)	(63,092)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	608	(2,175)	(4,556)	3,095
Increase (decrease) in cash for the period	(20,536)	(21,335)	(25,151)	30,952
Beginning cash balance	41,096	67,046	45,711	14,759
Ending cash balance[1]	20,560	45,711	20,560	45,711

1Cash balance excludes $3.1 million of restricted cash on December 31, 2008 and $3.1 million on December 31, 2007.

At December 31, 2008 and December 31, 2007, the Company had cash and cash equivalents of $20.6 million and $45.7 million, respectively.

Cash flow from operating activities consumed $5.5 million of cash during the quarter ended December 31, 2008 versus cash generated of $3.9 million during the quarter ended December 31, 2007.  Cash flow from operations consumed $1.4 million of cash during the year ended December 31, 2008 versus cash generated of $1.5 million for the same period in 2007.

Financing activities consumed $1.7 million of cash during the quarter ended December 31, 2008 primarily for $1.6 million repayment of debt; and generated $61,000 during the same period in 2007.  During the year ended December 31, 2008 financing activities generated $70.1 million, primarily as a result of an equity financing in February 2008 that generated gross proceeds of Cdn$110.6 million ($109.6 million).  During the year ended December 31, 2007 financing activities generated $89.5 million.  During March 2007 an early exercise program for listed warrants generated $18.8 million and a private placement of units generated gross proceeds of Cdn.$ 86.3 million ($74.5 million).  (See Notes 10(g) and 13(b) to the 2008 annual financial statements)

Investing activities consumed $13.9 million of cash during the quarter ended December 31, 2008 ($89.3 million for the year ended December 31, 2008) versus $23.1 million for the quarter ended December 31, 2007 ($63.1 million for the year ended December 31, 2007).  The funds were used for mineral exploration, projects under development and the purchase of property, plant and equipment.

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $0.6 million gain during the quarter ended December 31, 2008 (quarter ended December 31, 2007 - $2.2 million loss). For the year ended December 31, 2008 the effect of foreign exchange on the non-US$ denominated cash and cash equivalents was a $4.6 million loss versus a $3.1 million gain for the same period in 2007.  This reflects the changes of the R$ and Cdn.$ versus the US$.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Cash Requirements - 2008 Capital Spending Program
($ in 000s)

	Three Months Ended December 31, 2008	Year Ended December 31, 2008	Estimate for 2009
Sabará	$343	$808	$407
Caeté Project	2,307	26,140	24,574
Turmalina	3,790	18,530	21,122
Paciência	4,329	36,774	17,416
Other Spending [1]	3,137	14,802	7,997
Total capital spending	$13,906	$97,054	$71,516

[1]Includes construction of the central spare parts room, purchase of maintenance equipment, other improvements, replacements and head office spending.

The Company believes that its cash held in accounts and cash flow generated by operations will be sufficient to finance existing operations and fund other cash requirements for 2009.

Total Capital Spending during the Period
($ in 000s)

	Three Months Ended December 31, 2008	Year Ended December 31, 2008
Capital spending - excluding exploration	$8,069	$60,984
Capital spending - exploration	5,837	36,070
Total capital spending	$13,906	$97,054

Amount paid in cash	$13,906	$89,297
Amount financed	-	7,757
Total capital spending	$13,906	$97,054

           The Company has identified four primary uses of capital during 2009.  These include:

(a)           mine development and processing capacity for the Caeté Project
(b)           expansion at the Turmalina operation
(c)           exploration at brownfield properties in the Iron Quadrangle
(d)           sustaining capital to maintain existing operations

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Contractual Obligations

The Company’s contractual obligations as at December 31, 2008 are summarized as follows ($ in 000s):

	Less than 1 year	1 -3 years	3 - 5 years	More than 5 years	Total
Contractual Obligations
Notes Payable
Principal	$4,680	$10,588	$70,431	-	85,699
Interest	7,528	14,842	1,682	-	24,052
Capital Lease	-	-	-	-	-
Operating Lease Agreements	191	180	-	-	371
Management Agreements[1]
Operations	1,093	398	-	-	1,491
Suppliers Agreements
Mine Operations[2]	273	-	-	-	273
Drilling[3]	94	-	-	-	94
Asset Retirement Obligations[4]	630	565	5,402	3,497	10,094
Joint Venture Agreement[5]	-	729	-	-	729
Total	$14,489	$27,302	$77,515	$3,497	$122,803

[1]The term of the management agreements are one to two years. (See Note 16(a) to the Company's 2008 annual financial statements.)
[2]The Company has the right to cancel the mine operations contract with 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 60 days.
[3]The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
[4]T he asset retirement obligations are not adjusted for inflation and are not discounted.
[5]The Company entered into a formal agreement with Xstrata for the Company to explore the Pedra Branca Gold Project in Ceará, Brazil (See Note 19(e) to the Company's 2008 annual financial statements).

Balance Sheet Highlights

($ in 000s)

	December 31
	2008	2007
Current assets	$45,857	$71,773
Long term assets	257,977	162,458
Total assets	$303,834	$234,231

Current liabilities	$30,119	$38,324
Long term liabilities	76,991	94,388
Total liabilities	$107,110	$132,712

Working capital decreased $17.7 million from $33.4 million at December 31, 2007 to $15.7 million at December 31, 2008 primarily due to a decrease in current assets which is offset with a decrease to current liabilities.

On February 21, 2008, the Company completed the equity financing referred in the Cash Flow Highlights section for gross proceeds of Cdn.$110.6 million ($109.6 million) (see Note 13(a)(i) to the Company's 2008 annual financial statements December 31, 2008). The proceeds of the offering were used primarily to fund capital expenditures for exploration and expansion at the Company’s three largest projects in Brazil, to close forward sales contracts and repay project financing term debt and for general corporate purposes.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

On March 22, 2007, the Company issued private placement notes for gross proceeds of Cdn.$86.3 million ($74.5 million) bearing a coupon of 10.5%, payable semi-annually in arrears. (See Note 10(g) to the Company's 2008 annual financial statements.)

Risk Management Policies - Hedging

Forward Gold Sales and Purchase Contracts - Derivative Financial Instruments

During the quarter ended March 31, 2008, the Company paid the lender $22.1 million to close the forward sales contracts.  At December 31, 2007, forward sales contracts for 48,556 ounces were outstanding, which were to be settled at $527.10 at the end of each quarter over the term of the contracts.

During the quarter ended March 31, 2008, the Company closed the forward purchase contracts, realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.8 million, of which $14.5 million was accrued at December 31, 2007.  At December 31, 2007 forward purchase contracts for 48,556 ounces were outstanding at an average cost of $823.81 per ounce.

With these transactions the Company has no forward gold production hedged.

Forward Foreign Exchange Contracts - Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

As at December 31, 2008, the Company has forward foreign exchange contracts to purchase R$ at a weighted average rate of 1.87 as follows:

Settlement Date	Amount in thousands of US$	Settlement amount in thousands of R$
28-Jan-09	$1,000,000	R$ 1,882,500
30-Jan-09	1,000,000	1,785,000
25-Feb-09	1,000,000	1,892,500
27-Feb-09	1,000,000	1,795,000
31-Mar-09	1,000,000	1,805,200
31-Mar-09	1,000,000	1,807,500
30-Apr-09	1,000,000	1,842,000
30-Apr-09	1,000,000	2,004,000
29-May-09	1,000,000	1,860,000
29-May-09	1,000,000	2,050,000
30-Jun-09	1,000,000	1,880,000
	$ 11,000,000	R$ 20,603,700

The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts.  At December 31, 2008 and  2007, $3.0 million of cash was restricted for this purpose.

The R$ weakened 20% versus the US$ during the three months ended December 31, 2008.  At December 31, 2008, current liabilities include $2.4 million of unrealized foreign exchange losses.  At December 31, 2007 current assets include $1.7 million of unrealized foreign exchange gains.  Included in the statement of operations are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

	Three Months Ended		Year Ended
	December 31		December 31
	2008	2007	2008	2007
Unrealized loss (gain)	$1,643	$472	$4,099	$(972)
Realized loss (gain)	1,075	(1,438)	(1,476)	(2,718)
Total	$2,718	$(966)	$2,623	$(3,690)

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.  The Company closely monitors exchange rates and, as deemed appropriate by management, will continue to enter into forward currency contracts with the aim of minimizing adverse changes in the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.

This derivative financial instrument is not accounted for as a hedge.  The unrealized gains and losses will be recognized in the operating income of the Company and are a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

 Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

INCOME TAXES

The Company recorded an income tax expense of $4.5 million for the year. This compares to a tax expense of $5.2 million for 2007 and $0.3 million for 2006. The current year income tax provision reflects a current income tax expense of $6.2 million for 2008 and a future income tax recovery of $1.6 million. This compares to a current income tax expense of $3.5 million for 2007 and $0.6 million for 2006 and a future tax expense of $1.7 million for 2007 and a future tax recovery of $0.3 million for 2006. The income tax expense reflects the current taxes incurred in Brazil.  The Company maintains net operating losses (“NOLs”) which can be applied to future periods.  The expense is reduced by the recognition of NOL tax losses available to be used against future incomes taxes payable in Brazil and the reversal of the future tax liability on intercompany loans.

The consolidated balance sheet reflects a future tax asset of $nil for 2008 and a future income tax liability of $2.2 million for 2007.

The Company has approximately $17.6 million of tax losses available for carry forward in Canada and $11.5 million of tax losses available for carry forward in Brazil.

The Company is subject to income taxes in both Canada and Brazil. The taxation in these jurisdictions is subject to uncertainty and carries risk of additional taxes being assessed to the Company because of changes in interpretations and application of tax laws, amendments to the tax laws, and the introduction of new taxes. (See Note 12 to the Company's 2008 annual financial statements.)

NORMAL COURSE ISSUER BID

In November 2008, the Company received approval from the TSX for a third normal course issuer bid to purchase up to the lesser of 3,119,114 common shares, being 5% of the issued and outstanding common shares of the Company at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$7.0 million. The normal course issuer bid commenced on November 13, 2008 and will terminate on November 12, 2009, or on such earlier date as the Company may complete its purchases under the bid. No shares were purchased during the fourth quarter of 2008 or through March 23, 2009.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

In August 2007, the Company received approval from the TSX for a second normal course issuer bid to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of the Company at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$5.25 million.  The normal course issuer bid commenced on August 30, 2007 and terminated on August 29, 2008.  In June 2008, the Company received approval from the TSX for an amendment to the second normal course issuer bid to purchase additional shares up to the lesser of 2,242,924 common shares, or the number of common shares equal to the maximum aggregate purchase price of Cdn.$10.0 million.  During the course of the second normal course issuer bid, the Company purchased a total of 821,300 common shares at an average price of Cdn$9.97. These shares have been cancelled.

The Company decided to engage in a normal course issuer bid because it believes that, from time to time, the market price of its common shares may not reflect fully the underlying value of its business and future business prospects.  In such circumstances, the Company believes the outstanding common shares represent an attractive investment, since a portion of the Company’s excess cash can be invested for an attractive risk adjusted return on capital through its bid.

RELATED PARTY TRANSACTIONS

The Company incurred management fees of $719,000 for the year ended December 31, 2008 ($747,000 for the year ended December 31, 2007) from IMS Engenharia Mineral Ltda ("IMS"), a company held by several officers of the Company, which provides operating services to the Company's Brazilian subsidiaries.

The Company incurred occupancy fees of $180,000 for the year ended December 31, 2008 ($120,000 for the year ended December 31, 2007) to Brazilian Resources, Inc. (“BZI”), a corporate shareholder, for use of administrative offices.  The Company moved to new administrative office space in December 2007.  The term of the agreement is three years beginning on the date of occupancy.

The Company also incurred consulting fees and administrative service charges of $344,000 from BZI for the year ended December 31, 2008 ($450,000 for the year ended December 31, 2007).  At December 31, 2008 accounts payable and accrued liabilities includes $39,000 for consulting fees. At December 31, 2007 prepaid expenses and sundry assets includes a prepaid expense of $101,000 to BZI.  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.

The Company recognized rental income of $9,000 from Prometálica Mineração Ltda (“PML”) and $34,000 from Prometálica Centro Oeste Mineração Ltda (“PCO”) for the year ended December 31, 2008 ($192,000 from PML and $126,000 from PCO for the year ended December 31, 2007) for providing temporarily idle equipment and use of administrative offices. PML’s controlling shareholders are BZI and IMS, the founding shareholders of the Company.  PCO is controlled by IMS, a founding shareholder of the Company.  As at December 31, 2008 prepaid expenses and sundry assets includes $nil receivable from PML, and $12,000 from PCO (2007 - $149,000 from PML and $36,000 from PCO).  During the year ended December 31, 2008 the Company also received approximately $30,000 ($0.3 million for the same period in 2007) of royalty income relating to the NSR.

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil. At this time the financial impact of this action is indeterminate.  Prior to the filing, the primary shareholders of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter Royalty due from PML if PML is unable to pay the Company. As at December 31, 2008 the amount of the obligation is approximately $1.0 million.

The Company’s subsidiaries MSOL and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies. BZI has guaranteed the amount owed to the company of R$378,000 ($162,000), which will mature on September 30, 2011.  As at December 31, 2008, prepaid expenses and sundry assets includes $162,000 receivable from BW Mineração, a wholly owned subsidiary of BZI.  (2007 - $nil).

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.  The Company’s accounting policies are described in Note 2 to its consolidated annual financial statements.  The Company’s accounting policies relating to work-in-progress inventory valuation and amortization of property, plant and equipment, mineral exploration projects,

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

and site reclamation and closure accruals are critical accounting estimates that are subject to assumptions regarding reserves, recoveries, future gold prices and future mining activities.

Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value.  Production costs include labor, benefits, material and other product costs.  These costs are charged to earnings and are included in cost of sales.  The assumptions used in the impairment assessment of gold in process inventories include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recovered and an assumption of the gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

In addition, GAAP requires the Company to consider, at the end of each accounting period, whether or not there has been an impairment of the capitalized mineral exploration projects, property, plant and equipment.  For producing properties, this assessment is based on expected future cash flows to be generated from the location.  For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.  If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral exploration projects, property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful life.  The Company recognizes management’s estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

The Company’s mineral exploration projects and mining properties are depleted and depreciated on a units-of-production basis, which bases its calculations on the expected amount of recoverable reserves.  If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then the Company would be required to write-down the recorded value of its mineral exploration projects and mining properties and to increase the amount of future depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company’s audited consolidated financial statements for the year ended December 31, 2008 were prepared following accounting policies consistent with the Company’s audited annual consolidated financial statements and notes thereto for the year ended December 31, 2007, except for the following changes in accounting principles. ..

(a)	Effective January 1, 2008 the Company adopted the following new CICA Handbook Standards:

(i)	Financial Instruments Disclosure and Presentation:

In December 2006, the CICA published Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments- Presentation.  These standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed. (See Note 5 to the Company’s 2008 annual financial statements.)

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

(ii)	Capital Disclosures:

In December 2006, the CICA published Section 1535 of the Handbook, Capital Disclosures, which requires disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements;  and (iv) the consequences of non-compliance in the event the entity has not complied.  This information will enable financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital.  (See Note 18 to the Company’s 2008 annual financial statements.)

(iii)	Inventories:

In January 2007, the CICA published Section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories.  Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.  The new standard did not impact the current or prior years financial statements.

(b)	Accounting Principles Issued but not yet Implemented:

(i)	Adoption of International Financial Reporting Standards:

In January 2006, the Accounting Standards Board announced its decision to require all Publicly Accountable Enterprises to report under International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011.  These changes reflect a global shift to IFRS and they are intended to facilitate capital flows and bring greater clarity and consistency to financial reporting in the global marketplace.  (See Note 2(c)(i) to the Company’s 2008 annual financial statements.)

(ii)	Goodwill and intangible assets:

In February 2008, the CICA issued accounting standard Section 3064 Goodwill and Intangible Assets replacing accounting standard Section 3062, Goodwill and Other Intangible Assets, and accounting standard Section 3450, Research and Development Costs.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  This standard is not expected to have a material impact on the Company’s financial statements.

(iii)	Credit risk and fair value of financial assets and financial liabilities:

In January 2009, the CICA issued the Emerging Issues Committee (EIC) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” effective for interim and annual financial statements ending on or after January 20, 2009. Earlier adoption of this abstract is permitted. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments - Recognition and Measurement.” It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company will adopt this abstract during the first quarter of the 2009 fiscal year. This standard is not expected to have a material impact on the Company’s financial statements.

(iv)	Business combinations:

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.  Although the Company is considering the impact of adopting this pronouncement on the consolidated financial statements, it will be limited to any future acquisitions beginning in fiscal 2011.

(v)	Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with the conversion to IFRS.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

On February 13, 2008, the CICA Accounting Standards Board (AcSB) confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparatives for 2010. The objective is to improve financial reporting by having one single set of accounting standards that are comparable with other entities on an international basis.

The Company commenced its IFRS conversion project during 2008 and established a formal project governance structure to monitor the progress and critical decisions to IFRS. Regular reporting is provided by the project team to the Audit Committee of the Board of Directors.

The Company’s conversion plan is comprehensive and consists of four phases: preliminary study, evaluation, development, and implementation. The project plan addresses matters including changes in accounting policy, organizational structure and internal control, the modification of existing systems and the training and awareness of staff, in addition to other related business matters.

During 2008, the Company initiated the preliminary study phase which involves a high level review of the major differences between Canadian GAAP and IFRS as related to the Company’s accounting policies. This high level review will provide insight as to the most significant areas of difference applicable to the Company, including asset retirement obligations, foreign currency translations and share based compensation, as well as more extensive presentation and disclosure requirements under IFRS. A number of milestones have been achieved including the organization of an information and awareness session for senior management and the Audit Committee of the Board of Directors and the training of key project team members.

Currently the Company is engaged in the evaluation and development phases of the project. The Company has begun training sessions for senior management and the Board of Directors, and has begun to perform an in-depth review of accounting policy impact, as well as defining the associated impact of the IFRS transition on financial reporting processes, disclosure controls and procedures and internal controls over financial reporting.

The Company continues to monitor standards development as issued by the International Accounting Standards Board and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of the Company’s adaption of IFRS.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the company’s reported financial position and results of operations. As the Company is still in the evaluation and development phases and has not yet selected its accounting policy choices and IFRS 1 exemptions, the Company is unable to quantify the impact of IFRS on its financial statements. The areas of significance identified above are based on available information and the Company’s expectations as of the date of this report and thus, are subject to change with new facts and circumstances.

The project team is working through a detailed IFRS transition plan and certain project activities and milestones could change. The Company has begun to highlight certain key activities to provide insights into the IFRS project.

Given the progress of the project and outcomes identified, the Company could change its intentions between the time of communicating these key milestones and the changeover date. Further, changes in regulation or economic conditions at the time of the changeover or throughout the project could result in changes to the transition plan being different from those communicated. The Company will continue to assess the impact of adopting IFRS and will update its MD&A disclosures quarterly to report on the progress of its IFRS changeover plan.

NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures Cash Operating Cost per tonne processed and Cash Operating Cost per ounce processed in this document.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.  More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold, (ii) the trend in costs as the mine matures and, (iii) an internal benchmark of performance to allow for comparison against other mines.  The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Cash Operating Cost per tonne processed	Three Months Ended December 31, 2008	Year Ended December 31, 2008
Production costs per statement of operations	$15,286,000	$50,355,000
Change in inventory [1]	(238,000)	(1,158,000)
Operational cost of tonnes processed [2]	15,048,000	49,197,000
divided by
Tonnes processed	380,000	1,233,000
equals
Cost per tonne processed	$39.60	$39.90

Sabará Cash Operating Cost per tonne processed	Three Months Ended December 31, 2008	Year Ended December 31, 2008
Production costs	$2,702,000	$12,143,000
Change in inventory [1]	(468,000)	(1,456,000)
Operational cost of tonnes processed [2]	2,234,000	10,687,000
divided by
Tonnes processed	105,000	475,000
equals
Cost per tonne processed	$21.20	$22.50

Turmalina Cash Operating Cost per tonne processed	Three Months Ended December 31, 2008	Year Ended December 31, 2008
Production costs	$6,636,000	$28,608,000
Change in inventory [1]	122,000	(2,009,000)
Operational cost of tonnes processed [2]	6,758,000	26,599,000
divided by
Tonnes processed	128,000	481,000
equals
Cost per tonne processed	$52.80	$55.30

Paciência Cash Operating Cost per tonne processed	Three Months Ended December 31, 2008	Year Ended December 31, 2008
Production cost	$5,948,000	$9,604,000
Change in inventory [1]	108,000	2,307,000
Operational cost of tonnes processed [2]	6,056,000	11,911,000
divided by
Tonnes processed	147,000	277,000
equals
Cost per tonne processed	$41.20	$43.00

 JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Cash Operating Cost per oz of gold produced	Three Months Ended December 31, 2008	Year Ended December 31, 2008
Production costs per statement of operations	$15,286,000	$50,355,000
Change in inventory [1]	(258,000)	(871,000)
Operational cost of gold produced [2]	15,028,000	49,484,000
divided by
Gold produced (oz)	37,916	115,348
equals
Cost per oz of gold produced	$396	$429

Sabará Cash Operating Cost per oz produced	Three Months Ended December 31, 2008	Year Ended December 31, 2008
Production costs	$2,702,000	$12,143,000
Change in inventory [1]	186,000	(4,000)
Operational cost of gold produced [2]	2,888,000	12,139,000
divided by
Gold produced (oz)	4,506	18,199
equals
Cost per oz of gold produced	$641	$667

Turmalina Plant Cash Operating Cost per oz produced	Three Months Ended December 31, 2008	Year Ended December 31, 2008
Production costs	$6,636,000	$28,608,000
Change in inventory [1]	(40,000)	(2,056,000)
Operational cost of gold produced [2]	6,596,000	26,552,000
divided by
Gold produced (oz)	19,987	72,785
equals
Cost per oz of gold produced	$330	$364

Paciência Plant Cash Operating Cost per oz produced	Three Months Ended December 31, 2008	Year Ended December 31, 2008
Production costs	$5,948,000	$9,604,000
Change in inventory [1]	(404,000)	1,189,000
Operational cost of gold produced [2]	5,544,000	10,793,000
divided by
Gold produced (oz)	13,423	24,364
equals
Cost per oz of gold produced	$413	$443

[1]Under the Company’s revenue recognition policy, revenue is recognized when legal title passes.  Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

[2] The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures:

An evaluation was performed under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of December 31, 2008.  Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2008.

Management’s Report on Internal Control Over Financial Reporting:

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management has used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2008, the Company’s internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Company’s internal control over financial reporting has been audited by the independent auditors, KPMG LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Company for the year ended December 31, 2008.  Their report expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.

Changes in Internal Control Over Financial Reporting:

During 2008, there have been no changes in the Company’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SUBSEQUENT EVENTS

In February 2009, the Company reached a settlement with Companhia Vale do Rio Doce (“Vale”) to exchange in-kind $5.0 million of iron ore concessions controlled by Jaguar in exchange for a portion of the Roça Grande gold mineral royalty liability owed to Vale.  The portion of the iron ore concession exercised by Vale represents a small part of the overall concession held by Jaguar with the remaining acreage to remain available to Vale should it determine at a future point the additional land and mineralization my be desired.

On March 2, 2009, the Company completed an equity financing underwritten by a syndicate of underwriters and issued 13,915,000 common shares at Cdn.$6.20 per share for gross proceeds of Cdn.$86.3 million ($66.9 million). Pursuant to the underwriting agreement, the underwriters were paid a fee equal to four and one-half percent (4.5%) of the gross proceeds of the offering.  Proceeds of the offering will be used primarily to complete development of the Caeté Project with the balance for general working capital purposes.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

OUTSTANDING SHARE DATA

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange - Arca.

At March 23, 2009, the Company had 77,897,281 issued and outstanding common shares, as well as 7,044,013 stock options outstanding.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

GLOSSARY OF MINING TERMS

Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, carbon and cyanide are mixed together.  The cyanide dissolves the gold, which is subsequently absorbed by and separated from the carbon.

Carbon-in-pulp
Similar to carbon-in-leach process, but initially the slurry is subjected to cyanide leaching in separate tanks followed by carbon-in-pulp. Carbon-in-leach is a simultaneous process.

Conversion factors
Weights and measures on this site represent units commonly used in the gold industry.  Conversion factors are provided below:

To Convert Imperial Measurement Units	To Metric Measurement Units	Multiply By
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Cut-off grade
The minimum metal grade at which a tonne of rock can be processed on an economic basis.

Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.

Development or mine development
Driving openings to access the mineral reserve in an underground mine.

Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.

Doré
The precious metals product of the smelter, containing mainly gold and silver, that requires additional refining to high purity gold.

Drifting
Driving of tunnels through rock usually on a horizontal basis.

Feasibility study
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production.  This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

Grade
The concentration of metal or valuable mineral in a body of rock, usually expressed as a percentage or in grams per tonne or ounces per tonne.

Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling, and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, and workings.

Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form or quantity and of such a grade or quality that  has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

Ore
Rock, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.

Ounce (troy)
All ounces referenced herein are troy ounces.  Despite the world's gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets.  One troy ounce equals approximately 31.1 grams in weight.  There are 32.15 troy ounces in a kilogram.

Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Ramp
An inclined underground tunnel that provides access to an ore body for exploration, ventilation and/or mining purposes in an underground mine.

Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

Recoverable Reserves
Recoverable reserves represent the quantity of gold that can be recovered (i.e. mined) from existing gold resources.

Plant Recovery Rate
The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

Refractory Ore
Mineralized rock in which much of the gold is encapsulated in sulphides or other minerals and is not readily amenable to dissolution by cyanide solutions (unlike oxidized ore) even with fine grinding.

Reserves and Resources
The Company’s classification of mineral reserves and resources and the subcategories of each conforms with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which are in accordance with Canadian Securities Administrators' National Instrument 43-101 dated November 17, 2000.

Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.

Stope
Working place in an underground mine where ore is extracted.

Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.

Ton
A ton or short ton is a British imperial measure of weight equivalent to 2,000 pounds.

Tonne
A tonne or metric tonne is about 10% greater in weight than a short ton and equivalent in weight to 1000 kilograms or 2,205 pounds.

Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

JAGUAR MINING INC.

Consolidated Financial Statements

December 31, 2008 and 2007

AUDITORS' REPORT TO THE SHAREHOLDERS OF JAGUAR MINING INC.

We have audited the consolidated balance sheets of Jaguar Mining Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, and shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 23, 2009

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Jaguar Mining Inc. and all the information contained in this annual report are the responsibility of management and have been approved by the Board of Directors.  These financial statements and all other information have been prepared by management in accordance with accounting principles generally accepted in Canada.  Some amounts included in the financial statements are based on management’s best estimates and have been derived with careful judgment.  In fulfilling its responsibilities, management has developed and maintains a system of internal controls.  These controls ensure that transactions are authorized, assets are safeguarded from loss or unauthorized use, and financial records are reliable for the purpose of preparing financial statements.  The Board of Directors carries out its responsibilities for the financial statements through the Audit Committee.  The Audit Committee periodically reviews and discusses financial reporting matters with the Company’s auditors, KPMG LLP, as well as with management.  These financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders.

Daniel R. Titcomb	James M. Roller
President and CEO	Chief Financial Officer

March 23, 2009

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Suite 3300 Commerce Court West	Internet	www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Jaguar Mining Inc.

We have audited Jaguar Mining Inc. (the  Company )'s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management s Annual Report on Internal Control over Financial Reporting and Attestation Report of Registrant s Public Accounting Firm within its Form 40-F. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control  Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and the related consolidated statements of operations and comprehensive loss, cash flows and shareholders  equity for the year ended December 31,2008, and our report dated March 23, 2009 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 23, 2009

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Suite 3300 Commerce Court West	Internet	www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Jaguar Mining Inc.

We have audited the accompanying consolidated balance sheets of Jaguar Mining Inc. (the  Company ) as of December 31, 2008 and December 31, 2007 and the related consolidated statements of operations and comprehensive loss, cash flows and shareholders  equity for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2008, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 23, 2009

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

JAGUAR MINING INC.

Consolidated Balance Sheet
(Expressed in thousands of U.S. dollars)

	December 31, 2008	December 31, 2007

Assets
Current assets:
Cash and cash equivalents (Note 17)	$20,560	$45,711
Cash in trust (Note 13(b))	-	837
Inventory (Note 3)	19,946	10,724
Prepaid expenses and sundry assets (Note 4)	5,351	11,897
Unrealized foreign exchange gains (Note 5(a)(ii))	-	1,680
Forward purchases derivative asset (Note 5(a)(i))	-	924
	45,857	71,773

Prepaid expenses and sundry assets (Note 4)	26,164	13,913
Net smelter royalty (Note 6)	1,006	1,225
Restricted cash (Note 7)	3,106	3,102
Property, plant and equipment (Note 8)	148,422	82,945
Mineral exploration projects (Note 9)	79,279	61,273

	$303,834	$234,231

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$13,416	$12,993
Notes payable (Note 10)	4,319	11,699
Income taxes payable	8,626	3,519
Asset retirement obligations (Note 11)	1,337	269
Forward sales derivative liability (Note 5(a)(i))	-	9,844
Unrealized foreign exchange losses (Note 5(b)(ii))	2,421	-
	30,119	38,324

Forward sales derivative liability (Note 5(a)(i))	-	5,580
Deferred compensation liability (Note 14)	434	-
Notes payable (Note 10)	69,729	83,920
Future income taxes (Note 12)	-	2,182
Asset retirement obligations (Note 11)	6,828	2,706
Total liabilities	107,110	132,712

Shareholders' equity
Common shares (Note 13(a))	245,067	141,316
Warrants (Note 13(b))	-	245
Stock options (Note 13(c))	19,059	19,218
Contributed surplus	1,167	1,153
Deficit	(68,569)	(60,413)
	196,724	101,519
Commitments (Notes 5,8, 9, and 19)
Subsequent events (Note 20)
	$303,834	$234,231

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Gary E. German	Director

Daniel R. Titcomb	Director

JAGUAR MINING INC.

Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of U.S. dollars, except per share amounts)

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006

Gold sales	$93,657	$47,834	$21,179
Production costs	(50,355)	(25,172)	(13,195)
Other cost of goods sold	(3,255)	(3,141)	(447)
Stock-based compensation (Notes 13(c) and 14)	(24)	-	-
Depletion and amortization	(12,669)	(5,232)	(2,376)
Gross profit	27,354	14,289	5,161

Operating expenses:
Exploration	3,536	2,365	183
Stock-based compensation (Note 13(c) and 14)	1,238	10,750	5,990
Administration	12,571	9,617	6,334
Management fees (Note 16(a))	854	747	739
Amortization	264	-	-
Accretion expense (Note 11)	490	138	27
Other	379	2,782	1,527
Total operating expenses	19,332	26,399	14,800

Income (loss) before the following	8,022	(12,110)	(9,639)

Loss on forward derivatives (Note 5(a)(i))	318	9,908	6,823
Loss (gain) on forward foreign exchange derivatives (Note 5(a)(ii))	2,623	(3,690)	(1,555)
Foreign exchange gain	(2,477)	(2,280)	(1,871)
Amortization of deferred financing expense	-	-	698
Interest expense	11,584	11,170	270
Interest income	(3,850)	(4,601)	(1,582)
Gain on disposition of property (Note 9(a))	(452)	(381)	-
Other non-operating expenses	-	230	-
Total other expenses	7,746	10,356	2,783

Income (loss) before income taxes	276	(22,466)	(12,422)
Income taxes (Note 12)
Current income taxes	6,172	3,519	591
Future income taxes (recovered)	(1,640)	1,675	(267)
Total income taxes	4,532	5,194	324

Net loss and comprehensive loss for the year	(4,256)	(27,660)	(12,746)

Basic and diluted net loss per share (Note 15)	$(0.07)	$(0.52)	$(0.30)

Weighted average number of common shares outstanding (Note15)	62,908,676	53,613,175	43,114,563

See accompanying notes to consolidated financial statements.

JAGUAR MINING INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006

Cash provided by (used in):
Operating activities:
Net loss and comprehensive loss for the year	$(4,256)	$(27,660)	$(12,746)
Items not involving cash:
Unrealized foreign exchange (gain) loss	(3,471)	7,907	(97)
Stock-based compensation	1,262	10,750	5,990
Amortization of deferred financing costs	-	-	698
Non-cash interest expense	1,982	2,953	-
Accretion expense	490	138	27
Future income taxes (recovered)	(1,640)	1,675	(267)
Depletion and amortization	12,933	5,232	2,376
Amortization of net smelter royalty	219	310	-
Interest on loans receivable	-	-	(102)
Unrealized loss on forward sales derivatives	-	4,284	6,823
Unrealized loss (gain) on foreign exchange contracts	4,102	(972)	(709)
Gain on disposition of property	-	(381)	-
Reclamation expenditure	-	(157)	(105)
Change in non-cash operating working capital
Accounts receivable	-	1,742	(1,161)
Inventory	(4,361)	(2,624)	(2,193)
Prepaid expenses and sundry assets	(14,200)	(11,659)	(8,041)
Accounts payable and accrued liabilities	423	6,991	1,269
Current taxes payable	5,107	2,928	591
	(1,410)	1,457	(7,647)
Financing activities:
Issuance of common shares, special warrants and warrants, net	105,803	30,138	56,102
Shares purchased for cancellation	(6,381)	(2,089)	(4)
Settlement of forward derivatives	(14,500)	-	-
Increase in restricted cash	(4)	2,925	(6,027)
Repayment of debt	(18,654)	(6,086)	(2,078)
Increase in debt	3,848	64,604	14,965
	70,112	89,492	62,958
Investing activities
Mineral exploration projects	(37,087)	(27,233)	(24,663)
Purchase of property, plant and equipment	(52,210)	(35,859)	(25,422)
	(89,297)	(63,092)	(50,085)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	(4,556)	3,095	-
Increase (decrease) in cash and cash equivalents	(25,151)	30,952	5,226
Cash and cash equivalents, beginning of year	45,711	14,759	9,533
Cash and cash equivalents, end of year	$20,560	$45,711	$14,759

Supplemental cash flow information (Note 17)

See accompanying notes to consolidated financial statements.

JAGUAR MINING INC.

Consolidated Statements of Shareholders' Equity
(Expressed in thousands of U.S. dollars)

	Common Shares		Warrants		Stock Options		Contributed Surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$

Balance, December 31, 2005	33,346,337	48,013	9,259,385	6,554	4,425,300	4,026	117	(18,711)	39,999
Public offering	11,435,000	47,363	343,050	584	-	-	-	-	47,947
Shares acquired under normal course issuer bid and cancelled (Note 13(a)(ii))	(1,000)	(2)	-	-	-	-	-	(2)	(4)
Exercise of purchase and compensation warrants	1,965,335	9,303	(1,965,335)	(2,053)	-	-	-	-	7,250
Warrants expired	-	-	(1,895,800)	(1,013)	-	-	1,013	-	-
Options granted (Note 13(c))	-	-	-	-	3,045,000	-	-	-	-
Stock based compensation	-	-	-	-	-	6,399	-	-	6,399
Exercise of stock options	1,171,236	1,357	-	-	(1,839,300)	(1,252)	-	-	105
Options expired	-	-	-	-	(200,000)	(316)	-	-	(316)
Vested options expired upon termination	-	-	-	-	(13,000)	(19)	19	-	-
Unvested options expired upon termination	-	-	-	-	(149,000)	(93)	-	-	(93)
Repayment of share loan	-	800	-	-	-	-	-	-	800
Interest income -share purchase loans	-	-	-	-	-	-	-	34	34
Net loss	-	-	-	-	-	-	-	(12,746)	(12,746)
Balance December 31, 2006	47,916,908	106,834	5,741,300	4,072	5,269,000	8,745	1,149	(31,425)	89,375

Balance, December 31, 2006	47,916,908	106,834	5,741,300	4,072	5,269,000	8,745	1,149	(31,425)	89,375
Adjustment to opening deficit (Note 2(a)(xvi))	-	-	-	-	-	-	-	165	165
Private placement (Note 10(g))	2,156,250	10,851	-	-	-	-	-	-	10,851
Shares acquired under normal course issuer bid and cancelled (Note 13(a)(ii))	(236,400)	(596)	-	-	-	-	-	(1,493)	(2,089)
Warrants forced out	67,211	72	(225,403)	(152)	-	-	-	-	(80)
Exercise of purchase warrants	5,670,297	23,678	(5,366,721)	(3,671)	-	-	-	-	20,007
Warrants expired	-	-	(5,095)	(4)	-	-	4	-	-
Options granted (Note 13(c))	-	-	-	-	2,808,500	-	-	-	-
Stock based compensation	-	-	-	-	-	10,792	-	-	10,792
Exercise of stock options	160,134	477	-	-	(216,842)	(277)	-	-	200
Unvested options expired	-	-	-	-	(55,000)	(42)	-	-	(42)
Net loss	-	-	-	-	-	-	-	(27,660)	(27,660)
Balance December 31, 2007	55,734,400	141,316	144,081	245	7,805,658	19,218	1,153	(60,413)	101,519

Balance, December 31, 2007	55,734,400	141,316	144,081	245	7,805,658	19,218	1,153	(60,413)	101,519
Public offering (Note 13(a)(i))	8,250,000	103,891	-	-	-	-	-	-	103,891
Shares acquired under normal course issuer bid and cancelled (Note 13(a)(ii))	(647,300)	(2,481)	-	-	-	-	-	(3,900)	(6,381)
Exercise of compensation warrants	144,081	998	(144,081)	(245)	-	-	-	-	753
Options granted (Note 13(c))	-	-	-	-	130,000	-	-	-	-
Stock based compensation	-	-	-	-	-	916	-	-	916
Exercise of stock options	501,100	1,343	-	-	(699,645)	(1,020)	-	-	323
Vested options expired upon termination	-	-	-	-	(10,000)	(14)	14	-	-
Unvested options expired upon termination	-	-	-	-	(165,000)	(41)	-	-	(41)
Net loss	-	-	-	-	-	-	-	(4,256)	(4,256)
Balance, December 31, 2008	63,982,281	245,067	-	-	7,061,013	19,059	1,167	(68,569)	196,724

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

1.	Nature of Business:

The activities of Jaguar Mining Inc. (the "Company") are directed towards developing and operating mineral projects in Brazil.

2.	Significant Accounting Policies:

(a)	Existing Accounting Policies:

(i)	Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries; Mineração Serras do Oeste Ltda. (“MSOL”) and Mineração Turmalina Ltda. (“MTL”).  All significant intercompany accounts and transactions have been eliminated on consolidation.

(ii)	Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with remaining maturities of three months or less at the time of acquisition to be cash and cash equivalents.  Cash held on deposit as security is classified as restricted cash (Note 7).

(iii)	Inventory:

Gold in process and ore in stockpiles are stated at the lower of the average total production cost or net realizable value.  Production costs include direct labour, benefits, direct material and other direct product costs including depletion and amortization.  Net realizable value represents estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion.

Raw materials and mine operating supplies are stated at the lower of cost, on a first-in first-out basis, or net realizable value. Net realizable value represents replacement cost.

The nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.  The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded.

(iv)	Net smelter royalty:

The Company records its net smelter royalty at cost.  Amortization of the net smelter royalty is calculated on a unit of production basis.  Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability.

(v)	Property, plant and equipment:

The Company’s property, plant and equipment are recorded at cost and are amortized over the useful life of the asset as follows:

Processing plants	-	over the life of the plant, straight line
Vehicles	-	5 years, straight line
Equipment	-	5-10 years, straight line
Leasehold improvements	-	over term of lease, straight line
Mining properties	-	unit of production method
based upon the mine’s
estimated economically
proven and probable reserves

(vi)	Impairment:

The carrying value of all categories of property, plant and equipment and net smelter royalty are reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  The net recoverable amount is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.

Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

2.	Significant Accounting Policies (continued):

(a)	Existing Accounting Policies (continued):

(vii)	Mineral exploration projects:

The Company considers its exploration costs to have the characteristics of property, plant and equipment.  As such, the Company defers all exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties until those properties are brought into production, at which time, they will be amortized on a unit of production basis based on their estimated economic life or until the properties are abandoned, sold, or considered to be impaired in value, at which time an appropriate charge will be made.  After a mine property has been brought into commercial production the related costs will be transferred to property, plant and equipment.

The recoverability of the amounts shown for mining interests is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet obligations under various agreements, and the success of future operations or dispositions.

(viii)	Income taxes:

The Company accounts for income taxes under the asset and liability method.  Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using the rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change is substantively enacted.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

The tax basis of the Company's Brazilian assets converted at period-end exchange rates results in temporary differences.

(ix)	Reclamation costs:

The Company recognizes the liability arising from legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.  The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred.  When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset.  The Company amortizes the amount added to the asset using the depreciation method established for the related asset.  The amortization expense is included in the statement of operations and accounted for in accumulated amortization.  An accretion expense in relation with the discounted liability over the remaining life of the mining properties is accounted for in the statement of operations and added to the asset retirement obligation.  The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  Upon settlement of the liability, a gain or loss is recorded.

(x)	Foreign currency translation:

The U.S. dollar is considered to be the functional currency of the Company and of its subsidiaries.  Monetary assets and liabilities of the Company's Brazilian operations, including future income taxes, are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the historical rate of exchange.  Transactions in foreign currencies are translated at the actual rates of exchange.  Foreign currency gains and losses are recognized in income.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

2.	Significant Accounting Policies (continued):

(a)	Existing Accounting Policies (continued):

(xi)	Revenue recognition:

The Company produces gold doré which is further refined by a third party and sold to international banks.  Revenue is recognized when title is transferred, delivery is effected to the international banks, and when the Company has reasonable assurance with respect to measurement and collectability.

(xii)	Stock-based compensation:

The Company has stock-based compensation plans, which are described in Notes 13(c) and 14.  The Company accounts for all stock-based payments using the fair value based method using the Black-Scholes model.  Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period.  No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

The Company treats awards that call for settlement in cash, including share appreciation rights and performance awards, as liabilities. The value of these liabilities is re-measured at each reporting period based on the changes in the intrinsic values of the awards.  Any gains or losses on re-measurement are recorded in the statement of operations.  For any forfeiture of the awards, the accrued compensation cost will be adjusted by decreasing compensation cost in the period of the forfeiture.

(xiii)	Net loss per share:

Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the period.  The treasury stock method is used to calculate diluted income per share.  Diluted income per share is similar to basic income per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants with an average market price for the period greater than their exercise price are exercised and the proceeds are used to repurchase common shares.

(xiv)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, particularly valuation of mineral properties, recoverable taxes, future tax liabilities, asset retirement obligations and measurement of inventories and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the periods.  Actual results could differ from those estimates.

(xv)	Stripping costs:

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property.  Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity.  The Company capitalizes costs related to a betterment of the mineral property.  The charges are amortized over the reserve accessed by the stripping activity using the unit of production method.

(xvi)	Financial instruments- recognition and measurement

Effective January 1, 2007 the Company adopted the new CICA Handbook Standards relating to financial instruments.  These new standards were adopted on a prospective basis with no restatement of prior period financial statements.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

2.	Significant Accounting Policies (continued):

(a)	Existing Accounting Policies (xvi) (continued):

The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.  The adoption of this new section resulted in an adjustment to the carrying value of the Company’s previously recognized financial liabilities and a reduction of $165,000 to the opening deficit, a reduction of $2.1 million to deferred financing fees, and a reduction to notes payable of $2.3 million as at January 1, 2007.

The Company classifies all financial instruments as either held to maturity, available for sale, held-for-trading or loans and receivables.

•
Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

•	Held-for-trading financial instruments are carried at fair value with changes in fair value charged or credited to the statement of operations in the period in which they arise.

•
Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.  Impairment losses are charged to net earnings in the period in which they arise.

•
Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income.  Impairment losses relating to an other than temporary impairment are charged to net earnings in the period in which they arise.

•
Other financial liabilities are initially measured at cost, net of transaction costs, or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

•	Deferred stock-based compensation liabilities are measured at their intrinsic value on the reporting date. The expense and related liability is recognized over the service or vesting period.

•
All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The following is a summary of the financial instruments outstanding and classifications as at December 31, 2008:

Cash and cash equivalents	Held-for-trading
Restricted cash	Held-for-trading
Accounts receivable	Loans and receivables
Forward foreign exchange derivative asset	Held-for-trading
Forward purchase derivative asset	Held-for-trading
Call option derivative asset re notes payable	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Forward foreign exchange derivative liability	Held-for-trading
Forward sales derivative liability	Held-for-trading
Deferred compensation liability	Other liabilities
Notes payable	Other liabilities

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

2.	Significant Accounting Policies (continued):

(a)	Existing Accounting Policies (continued):

(xvii)	Derivative financial instruments:
The Company has used certain derivative financial instruments, principally forward sales contracts, to manage commodity price exposure on gold sales and forward foreign exchange contracts, to manage the Company’s exposure to changes in foreign exchange rates.  Derivative financial instruments are used for risk management purposes and not for generating trading profits.  Derivative financial instruments are not accounted for as hedges.  Unrealized gains and losses on the derivative financial instruments are recognized in the statement of operations.  Unrealized gains and losses on forward sales contracts are a result of the difference between the forward spot price of the gold and the forward sales contract price.  Unrealized gains and losses on forward foreign exchange contracts are a result of the difference between the forward currency contract price and the spot price of the Brazilian reais (R$).

(b)	New Accounting Policies:

Effective January 1, 2008 the Company adopted the following new CICA Handbook Standards:

(i)	Financial instruments disclosure and presentation:

In December 2006, the CICA published Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments- Presentation. These standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed. (Note 5)

(ii)	Capital disclosures:

In December 2006, the CICA published Section 1535 of the Handbook, Capital Disclosures, which requires disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) the consequences of non-compliance in the event the entity has not complied.  This information will enable financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital. (Note 18)

(iii)	Inventories:

In January 2007, the CICA published Section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories.  Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.  The new standard did not impact the current or the prior year financial statements.

(c)	Accounting Principles Issued but not yet Implemented:

(i)	Adoption of International Financial Reporting Standards:

In January 2006, the Accounting Standards Board announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. These changes reflect a global shift to IFRS and they are intended to facilitate capital flows and bring greater clarity and consistency to financial reporting in the global marketplace.  The Company is in the process of completing the scoping phase of its conversion plan, which has a timeline for assessing resources, training, analyzing key differences and selecting accounting policies under IFRS.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

2.	Significant Accounting Policies (continued):

(c)	Accounting Principles Issued but not yet Implemented (continued):

(ii)	Goodwill and intangible assets:

In February 2008 the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is not expected to have a material impact on the Company’s financial statements.

(iii)	Credit risk and fair value of financial assets and financial liabilities:

In January 2009, the CICA issued the Emerging Issues Committee (EIC) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” effective for interim and annual financial statements ending on or after January 20, 2009. Earlier adoption of this abstract is permitted. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments - Recognition and Measurement.” It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company will adopt this abstract during the first quarter of the 2009 fiscal year. This standard is not expected to have a material impact on the Company’s financial statements.

(iv)	Business combinations:

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.  Although the Company is considering the impact of adopting this pronouncement on the consolidated financial statements, it will be limited to any future acquisitions beginning in fiscal 2011.

(v)	Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

2.	Significant Accounting Policies (continued):

(c)	Accounting Principles Issued but not yet Implemented (v) (continued):

the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with the conversion to IFRS.

3.	Inventory:

Inventory is comprised of the following:

	2008	2007

Raw materials	$1,937	$1,013
Mine operating supplies	4,188	2,646
Ore stockpiles	4,643	1,967
Gold in process	9,178	5,098
	$19,946	$10,724

Depletion and amortization costs included in inventory
Ore stockpiles	$1,212	$475
Gold in process	2,334	1,100
	$3,546	$1,575

Stock compensation costs included in inventory
Ore stockpiles	$14	$-
Gold in process	36	-
	$50	$-

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

4.	Prepaid Expenses and Sundry Assets:

	2008	2007

Balance is made up of:
Advances to suppliers	$488	$506
Recoverable taxes (a)	27,978	24,593
Sundry receivables from related parties (b)	174	185
Call option derivative asset re notes payable (c)	1,367	73
Other	1,508	453
	31,515	25,810
Less:
Long term recoverable taxes	24,635	13,893
Long term other prepaid expenses	-	20
Sundry receivables from related parties (b)	162	-
Call option derivative asset re notes payable (c)	1,367	-
	26,164	13,913
Current portion of prepaid expenses and sundry assets	$5,351	$11,897

(a)
The Company is required to pay certain taxes in Brazil, based on consumption.  These taxes are recoverable from the Brazilian tax authorities through various methods.  The recoverable taxes denominated in Brazilian reais (R$) amount to R$64.8 million (2007 - R$43.3 million).

(b)
Sundry receivables are due from Prometálica Centro Oeste Mineração Ltda (“PCO”) and Brazilian Resources Inc. (“BZI”) related parties (Notes 16(c) and (d)).  BZI is a founding shareholder of the Company and PCO is controlled by IMS Empreendimentos Ltda (”IMS”), a founding shareholder of the Company.

(c)	The call option derivative asset relates to an option to redeem the private placement notes at a premium prior to maturity (Note 10(g)).

5.	Risk Management Policies:

(a)	Derivative Financial Instruments

(i)	Forward sales and purchase contracts:

During 2008, the Company paid RMB International (Dublin) Limited (“RMB”) $22.1 million to close the forward sales contracts.

During 2008, the Company closed the outstanding forward purchase contracts realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.8 million, of which $14.5 million was recorded as of December 31, 2007.

(ii)	Forward foreign exchange contracts:

As at December 31, 2008, the Company has forward foreign exchange contracts to purchase Brazilian reais at a weighted average rate of 1.873 as follows:

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

5.	Risk Management Policies (continued):

Settlement Date	Amount	Settlement amount in thousands of $Reais

28-Jan-09	$ 1,000	R$ 1,883
30-Jan-09	1,000	1,785
25-Feb-09	1,000	1,893
27-Feb-09	1,000	1,795
31-Mar-09	1,000	1,805
31-Mar-09	1,000	1,807
30-Apr-09	1,000	1,842
30-Apr-09	1,000	2,004
29-May-09	1,000	1,860
29-May-09	1,000	2,050
30-Jun-09	1,000	1,880
	$11,000	R$20,604

The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts.  At December 31, 2008 and December 31, 2007, $3.0 million of cash was restricted for this purpose.

At December 31, 2008, current liabilities include $2.4 million of unrealized foreign exchange losses (December 31, 2007 current assets include $1.7 million of unrealized foreign exchange gains).  Included in the statement of operations are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	2008	2007	2006

Unrealized loss (gain)	4,099	(972)	(709)
Realized gain	(1,476)	(2,718)	(846)
Total	2,623	(3,690)	(1,555)

(b)	Financial Instruments

(i)	Credit risk:

Credit risk arises from cash held with banks, derivative financial instruments (foreign exchange forward contracts with positive fair values) and credit exposure to customers. The credit risk is limited to the carrying amount on the balance sheet. The Company’s cash and cash equivalents are held through large financial institutions in Brazil, Canada and the US. The Company manages its credit risk by entering into transactions with high credit quality counterparties, limiting the amount of exposure to each counterparty where possible and monitoring the financial condition of the counterparties.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations.  The Company deals with only highly rated counterparties, normally major financial institutions.  The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.

The Company’s exposure for the sale of gold is limited because a sales receipt from a large financial institution must be received prior to shipment of the gold.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

5.	Risk Management Policies (continued):

(ii)	Liquidity risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in Note 18.  The Company has $24.3 million of working capital at December 31, 2008.  Accounts payable and accrued liabilities, current portion of notes payable, and current taxes payable are due within the current operating period.  The Company’s financial liabilities and other commitments are listed in Note 19.

(iii)	Currency risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Brazil, Canada and the United States. Financial instruments that impact the Company’s net earnings due to currency fluctuations include: Brazilian reais and Canadian dollar denominated cash and cash equivalents, accounts receivable, recoverable taxes, accounts payable and accrued liabilities, notes payable and taxes payable.

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at December 31, 2008 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

Exchange Rates	Change for Sensitivity Analysis	Impact of change to 2008 Gross Profit less Operating Expenses:
U.S. dollar per Brazilian reais	10% change in Brazilian reais	1,861
U.S. dollar per Canadian dollar[1]	10% change in Canadian dollar	5,827

[1]	The financial instruments denominated in Canadian dollars includes Cdn.$86.3 million in private placement notes which results in a Canadian dollar denominated net liability.

(iv)	Interest rate risk:

The Company is exposed to interest rate risk on its outstanding borrowings and short term investments. Interest on the Company’s short-term and long-term debt is based on both fixed and variable interest rates. The Company managed its risk by entering into long-term agreements with fixed interest rates on 98% of its debt with interest rates ranging from 0% to 10.5% per annum.

(v)	Price risk:

The Company is exposed to price risk with respect to gold prices and has no forward gold production hedged.

(vi)	Stock based compensation risk:

The Company is exposed to the risk of increased compensation expense due to the increase in the Company’s share price.

The Company’s compensation expense is subject to volatility due to the movement of share price and its impact on the value of certain stock-based compensation programs.  These programs, as described in Note 14 include Deferred Stock Units (“DSUs”), Restricted Stock Units (“RSUs”) and share appreciation rights (“SARs”).  Under the program, the DSUs and RSUs represent rights to receive cash settlement from the Company equivalent to the market price of the common shares on the date of exercise.  The SARs represent rights to receive cash settlement from the Company equivalent to the amount by which the market price of the Company’s common shares at the time of exercise

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

5.	Risk Management Policies (vi)(continued):

exceeds the market price of such shares at the time of grant.  For the year ended December 31, 2008 a strengthening or weakening of $1.00 in the price of the Company’s common shares would have had an unfavourable or favourable impact of approximately $150,000 in net income, respectively.

(vii)	Fair value estimation:

The following summarizes the significant methods and assumptions used in estimating the fair value of the Company’s financial instruments.

Cash and cash equivalents, cash in trust, restricted cash, accounts payable and accrued liabilities approximate their fair values due to their immediate or short terms of maturity.

The fair value of the private placement notes is measured using the Black-Karasinski model.

The fair value of the other notes payable is determined by discounting the future cash liabilities at the current market rate of interest available to the Company.

The carrying value of the call option derivative asset relating to the private placement notes approximates fair value.  Fair value of the call feature is measured using the Black-Karasinski model.

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The carrying value of deferred stock-based compensation liabilities approximates their fair values. Fair Value is measured using the intrinsic value of the awards and is recognized over the service or vesting period.

	2008		2007
	Carrying Value	Fair Value	Carrying Value	Fair Value

Cash and cash equivalents	$20,560	$20,560	$45,711	$45,711
Cash in trust	-	-	837	837
Restricted cash	3,106	3,106	3,102	3,102
Forward contracts
Assets	-	-	2,604	2,604
Liabilities	(2,421)	(2,421)	(15,424)	(15,424)
Call option derivative asset re notes payable	1,367	1,367	73	73
Notes payable	(74,048)	(63,160)	(95,619)	(96,120)
Accounts payable and accrued liabilities	(16,858)	(16,858)	(14,426)	(14,426)
Deferred compensation liabilities	(434)	(475)	-	-

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

6.	Net Smelter Royalty:

	2008	2007

Prometálica Mineração Ltda. (“PML”)	$1,225	$1,535
Less: Accumulated amortization	(219)	(310)
Net	$1,006	$1,225

On March 20, 2006, the Company entered into an agreement with Prometálica Mineração Ltda (“PML“) whereby it exchanged a loan receivable from PML for a 1.5% Net Smelter Royalty ("NSR") on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project.The NSR was recorded at the carrying amount of the receivable from PML, plus accrued interest through March 20, 2006. In connection with the agreement, PML had the right to buy out the NSR for $1.63 million which was not exercised.

During 2008 the Company received royalty income of approximately $30,000 (2007 - $0.3 million, 2006 - $nil)(Note 16(c)). The royalty income and the related amortization are netted in other operating expenses in the statement of operations.  PML’s controlling shareholders are BZI and IMS, the founding shareholders of the Company.

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil.  At this time the financial impact of this action is indeterminate.  Prior to the filing, the primary shareholders of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter Royalty due from PML if PML is unable to pay the Company.  As at December 31, 2008 the amount of the obligation is approximately $1.0 million.

7.	Restricted Cash:

At December 31, 2008 $3.0 million was restricted as collateral for the foreign exchange contracts (December 31, 2007 - $3.0 million) (Note 5(a)(ii)).  In addition $106,000 was held in a Certificate of Deposit as collateral for an expense credit line (December 31, 2007 - $102,000).

8.	Property, Plant and Equipment:

		2008
		Accumulated
	Cost	Amortization	Net

Processing plant	$12,830	$(2,729)	$10,101
Vehicles	5,497	(1,868)	3,629
Equipment	82,365	(11,256)	71,109
Leasehold improvements	275	(84)	191
Assets under construction	11,330	-	11,330
Mining Properties	67,691	(15,629)	52,062
	$179,988	$(31,566)	$148,422

		2007
		Accumulated
	Cost	Amortization	Net

Processing plant	$9,037	$(1,761)	$7,276
Vehicles	3,418	(1,014)	2,404
Equipment	35,541	(4,750)	30,791
Leasehold improvements	163	-	163
Assets under construction	22,128	-	22,128
Mining Properties	26,706	(6,523)	20,183
	$96,993	$(14,048)	$82,945

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

8.	Property, Plant and Equipment (continued):

During 2007 the Company determined that mining properties in production should be classified in Property, Plant and Equipment (“PPE”).  In previous periods all mining properties including those in production were grouped with Mineral Exploration Projects.  Effective December 31, 2006 the Sabará property, which has been in production since 2004, was reclassified to PPE.  Effective January 1, 2007 the Turmalina property, which commenced production in 2007, was reclassified to PPE.  Effective July 1, 2008 the Paciência plant and Santa Isabel mine commenced production and were reclassified to PPE.  See Note 9 for a breakdown of costs reclassified.

Mining properties include the following three properties which are in production, Sabará, Turmalina and Santa Isabel:

(a)	Sabará:

The Sabará property is subject to a 1% Net Smelter Royalty (“NSR”).  Production began in the Sabará Region in December 2003.

(b)	Turmalina:

In September 2004, the Company entered into an agreement whereby the Company acquired 100% of the quota shares of MTL, which holds certain mineral rights.  The purchase price was $1,350,000 of which $600,000 was paid in September 2004 and  $400,000 in January 2006.  The note payable was due on demand and non-interest bearing.  The balance of $350,000 was satisfied during 2007 by the transfer of Sabará Zone C property (“Zone C”) to AngloGold Ashanti Brasil Mineração Ltda. (“AngloGold”).

The terms of the acquisition of MTL include a royalty payable by the Company to an unrelated third party.  The royalty is a net revenue interest of 5% of annual net revenue up to $10 million and 3% thereafter.

(c)	Paciência Project - Santa Isabel mine:

The Company has an agreement with AngloGold to pay a sliding scale NSR, from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the Santa Isabel property, based on precious metal prices at the time of production.  (See (Notes 9(a),17)

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

9.     Mineral Exploration Projects:

	Balance December 31, 2006	Additions	Write-off fully amortized property	Reclassify to Different Project	Reclassify to PPE	Balance December 31, 2007	Additions	Reclassify to PPE	Balance December 31, 2008

Sabará:
Acquisition of property	$3,195	$39	$-	$-	$(3,234)	$-	$-	$-	$-
Mine development expenditures,
exploration and carrying costs	3,908	3,970	(1,570)	(4,123)	(2,185)	-	-	-	-
Asset retirement obligations	452	5	(66)	(72)	(320)	-	-	-	-
Accumulated amortization	(5,239)	(256)	1,636	20	3,839	-	-	-	-
	2,316	3,758	-	(4,175)	(1,900)	-	-	-	-
Paciência Project (Rio De Peixe):
Acquisition of mineral rights to the
property	1,266	63	-	(1,329)	-	-	-	-	-
Exploration expenditures and carrying
costs	16	58	-	(74)	-	-	-	-	-
	1,282	121	-	(1,403)	-	-	-	-	-
Caeté Project (Pilar):
Acquisition of property	1,114	(64)	-	(1,050)	-	-	-	-	-
Mine development expenditures,
exploration and carrying costs	8,469	2,736	(472)	(10,733)	-	-	-	-	-
Asset retirement obligations(Note 11)	247	-	(107)	(140)	-	-	-	-	-
Accumulated amortization	(579)	-	579	-	-	-	-	-	-
	9,251	2,672	-	(11,923)	-	-	-	-	-
Paciência Project (a):
Acquisition of properties	818	264	-	1,706	-	2,788	-	(1,178)	1,610
Mine development expenditures,
exploration and carrying costs	13,985	10,486	(113)	(6,999)	-	17,359	15,393	(22,905)	9,847
Accumulated amortization	(187)	-	113	74	-	-	-	-	-
Asset retirement obligations(Note 11)	-	-	-	-	-	-	3,971	(3,971)	-
	14,616	10,750	-	(5,219)	-	20,147	19,364	(28,054)	11,457
Turmalina (b):
Acquisition of properties	1,883	7	-	-	(1,890)	-	1,197	-	1,197
Mine development expenditures,
exploration and carrying costs	11,925	4,899	-	-	(14,504)	2,320	4,029	-	6,349
Asset retirement obligations(Note 11)	964	-	-	-	(964)	-	-	-	-
Accumulated amortization	-	(394)	-	-	394	-	-	-	-
Reclassification to plant and equipment	(141)	-	-	-	141	-	-	-	-
	14,631	4,512	-	-	(16,823)	2,320	5,226	-	7,546
Caeté Expansion Project (c):
Acquisition of property	-	8,522	-	1,175	-	9,696	4,953	-	14,649
Mine development expenditures,
exploration and carrying costs	-	7,544	-	21,427	-	28,971	16,456	(17)	45,410
Asset retirement obligations(Note 11)	-	-	-	212	-	212	96	-	308
Accumulated amortization	-	-	-	(94)	-	(94)	(68)	-	(162)
	-	16,066	-	22,720	-	38,785	21,437	(17)	60,205
Faina and Pontal
Mine development expenditures,
exploration and carrying costs	-	21	-	-	-	21	50	-	71
	-	21	-	-	-	21	50	-	71
Balance December 31 as reported	42,096	37,900	-	-	(18,723)	61,273	46,077	(28,071)	79,279
Less: Sabará property reclassified to PPE	(1,666)	-	-	-	-	-	-	-	-

Total Mineral Exploration Projects	$40,430	$37,900	$-	$-	$(18,723)	$61,273	$46,077	$(28,071)	$79,279

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

9.	Mineral Exploration Projects (continued):

(a)	Paciência Project

Effective July 1, 2008 the Paciência plant and Santa Isabel mine commenced production and were reclassified to PPE.

The Paciência project includes the following properties, Santa Isabel, Morro do Adao, Rio de Peixe, Palmital, Ouro Fino, Marzagão, Bahu, Monges and Ajuda.

In November 2003 the Company closed on a property acquisition agreement dated April 17, 2003 whereby the Company acquired certain mineral rights from AngloGold for $818,000.  The mineral rights acquired relate to the following properties in the Paciência project, Santa Isabel, Morro do Adão, Bahu and Marzagão and the following properties in the Caeté expansion project, Catita and Camará. The Company will also pay a sliding scale NSR, from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the properties, based on precious metal prices at the time of production.

If the Company discovers, on a concession basis, in excess of 750,000 ounces of gold over the measured and indicated resources used in the agreement, AngloGold has the right to buy-in up to 70% of that concession for a predetermined price.  If this were to occur, the Company would retain a 30% interest and would receive the same sliding scale NSR payment from AngloGold as the one mentioned above.

On November 21, 2007 the Company reached an agreement with AngloGold whereby it transferred Zone C to AngloGold for an agreed upon value of $8.1 million.  Part of the purchase price was satisfied by the settlement of $350,000 in existing liabilities payable by MSOL to AngloGold.  The remaining balance will be paid through a reduction of future royalty payments on the sliding scale NSR for the properties purchased from AngloGold in 2003.  MSOL will not be required to make royalty payments on the equivalent of approximately 280,000 ounces of gold.  As at December 31, 2007 the Company recorded a gain of $381,000 based on the difference between the carrying value of Zone C and the amount of the liabilities settled in the transaction.  Since the future royalty payments are contingent on the production and sale of gold at the related properties, the Company is recognizing additional gains over the life of the mine as royalty expense is reduced.  During 2008 additional gains of $452,000 were recognized relating to this property (Notes 8(b)(c), 17).

(b)	Turmalina

The costs relate to the Satinoco property adjacent to the Turmalina plant and mine.  The property is subject to a royalty payable to a third party (Note 8 (b)).

(c)	Caeté Expansion Project

The project includes the following properties, Pilar-sulphide, Catita-sulphide, Camara, Roça  Grande and Serra Paraiso -sulphide, Juca Vieira and Trindade.

(i)	Pilar

Pursuant to a property acquisition agreement dated November 19, 2003, the Company acquired the Santa Bárbara (Pilar) gold property from Companhia Vale do Rio Docê (“CVRD”).  The purchase price was $1.1 million for the actual known measured and indicated gold resources at that time.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

9.      Mineral Exploration Projects (c)(i)(continued):

For any additional resources determined to be measured or indicated by the Company’s exploration program on the property prior to November 2005, CVRD was to be paid $7.48 per ounce of additional gold resource identified.  In September 2007 it was determined that the Company owed CVRD an additional $1.3 million which was paid in December 2007.

(ii)   Roça Grande

In 2005 the Company acquired an option from CVRD for the Roça Grande Properties (Note 10(h)).

10.	Notes Payable:

	2008	2007

(a)(i) Due to ABN AMRO	$-	$135
(a)(ii) Due to ABN AMRO	-	600
(b) Due to Banco Volkswagen	123	349
(c)(i) Due to Banco Itaú S.A.,formerly Bank Boston	-	14
(c)(ii) Due to Banco Itaú S.A.	-	179
(d) Due to Banco Itaú S.A.	-	1,200
(e) Due to RMB International	-	8,762
(f)(i) Due to Banco Bradesco	58	217
(f)(ii) Due to Banco Bradesco	-	1,000
(f)(iii) Due to Banco Bradesco	144	-
(f)(iv) Due to Banco Bradesco	585	-
(g) Private placement notes	60,124	74,707
(h) Due to CVRD	11,908	6,956
(i)(i) Due to Banco Santander	-	1,500
(i)(ii) Due to Banco Santander	729	-
(i)(iii) Due to Banco Santander	377	-
Total	74,048	95,619
Less: Current portion	4,319	11,699
Long term portion	$69,729	$83,920

Principal repayments over the next 4 years:
2009	$4,680
2010	10,396
2011	192
2012	70,431
Total	85,699
Less: Unamortized discounts	(11,651)
Net	$74,048

(a)	Due to ABN AMRO

(i)
Related to a secured credit facility for the purpose of purchasing equipment which was repaid during the year.  As at December 31, 2007 R$239,000 ($135,000) was outstanding.  The loan bore interest at TJLP (Brazilian government rate) plus 4% (10.25% at December 31, 2007).  The loan was secured by the equipment purchased.

(ii)
Related to secured notes payable of $600,000 for general working capital which was repaid during the year.  The advance on export contracts bore interest at 6.5% per annum.  The note was secured by future gold sales.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

10.	Notes Payable (continued):

(b)	Due to Banco Volkswagen

Relates to secured notes payable of R$288,000 ($123,000) at December 31, 2008 for the purpose of purchasing trucks.  R$619,000 ($349,000) was outstanding at December 31, 2007. The loans bear interest at TJLP (Brazilian government rate) plus 3.0% (9.25% at December 31, 2008 (as at December 31, 2007 the notes bore interest at TJLP plus 2.99% (9.24%)) and are repayable over 48 months.  The loans are secured by the trucks purchased.

(c)	Due to Banco Itaú S.A. formerly Bank Boston

(i)
Related to a secured credit facility of R$2.5 million (approximately $1.1 million) for the purpose of purchasing equipment.  As at December 31, 2007 R$24,000 ($14,000) was outstanding.  The loan bore interest at TJLP (Brazilian government rate) plus 3% (9.25% at December 31, 2007) and was repaid during the year.  The loan was secured by the equipment purchased.

(ii)
Related to a part of the secured credit facility of R$2.5 million (Note 10 (c)(i)) for the purpose of purchasing equipment of which R$317,000 ($179,000) was outstanding on December 31, 2007.  The loan bore interest at TJLP (Brazilian government rate) plus 2.7% per annum (8.95% at December 31, 2007) and has subsequently been repaid during 2008.  The loan was secured by the equipment purchased.

(d)	Due to Banco Itaú S.A.

Related to secured notes payable of $1.2 million for general working capital.  The loan bore interest at 11% per annum and was repaid on January 21, 2008.  The note was secured by personal guarantees of certain officers of MSOL.

(e)	Due to RMB International

Relates to a loan facility agreement with an original principal amount of $14 million.  At December 31, 2007 $4.2 million had been repaid and $9.8 million remained outstanding.  The loan was recorded at the net carrying value of $8.8 million on December 31, 2007 ($9.8 million principal outstanding less the unamortized discount of $1.0 million.) The loan bore interest at U.S. LIBOR plus 4% per annum (8.7% at December 31, 2007). The loan was secured by all of the assets of MTL, including an escrow agreement regarding the cash sweep accounts (through which all Turmalina and Sabará related cash transactions must flow), a pledge by MSOL of its quota shares in MTL, the assets of Sabará, a limited recourse guarantee by MSOL, a guarantee by Jaguar, and a negative pledge by Jaguar against disposing or encumbering their quota shares in MSOL.  The arrangement fee included a cash fee of $280,000, issuance of 350,000 listed Jaguar warrants and 1,093,835 unlisted warrants.300,000 unlisted warrants were also issued to consultants involved in the financing.  These warrants, valued at $1.7 million, were issued in association with the credit facility.  The cost of warrants and arrangement fees were included in the carrying value of the loan and were being amortized over the life of the loan using the effective interest method.  The terms of the loan required hedging strategies for gold price and currency protection.  The terms of the loan required that financial covenants (primarily in relation to anticipated future cash flows and additional financial indebtedness) be maintained.  At December 31, 2007 the Company was in compliance with these financial covenants.

On March 13, 2008 the Company paid RMB $9.8 million plus $181,000 accrued interest to repay the loan facility agreement.  Unamortized debt issuance costs relating to the loan and previously recorded as a reduction to the loan amount were expensed during 2008.  Included in interest expense is a non-cash charge of $1.0 million relating to these debt issuance costs.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

10.	Notes Payable (continued):

(f)	Due to Banco Bradesco

(i)
Relates to a secured credit facility of R$1.5 million ($648,000) for the purpose of purchasing equipment of which R$137,000 ($58,000) (December 31, 2007 - R$384,000 ($217,000)) is outstanding.  The equipment loans bear interest at TJLP (Brazilian government rate) plus 2.8% (9.05% at December 31, 2008 and December 31, 2007) and are repayable over 36 months.  The loans are secured by the equipment purchased.

(ii)
Related to secured notes payable of $1.0 million for general working capital.  The advance on export contracts bore interest at 6.4% per annum and was repaid on July 29, 2008.  The note was secured by future gold sales.

(iii)
Relates to secured credit facility of R$336,000 ($144,000) ($nil - December 31, 2007) for the purchase of purchasing equipment. The equipment loan bears interest at TJLP (Brazilian government rate) plus 1.9% (8.15% at December 31, 2008) and is repayable over 36 months.  The loan is secured by the equipment purchased.

(iv)
Relates to secured credit facility of R$1.4 million ($585,000) ($nil - December 31, 2007) for the purchase of equipment. The equipment loan bears interest at TJLP (Brazilian government rate) plus 3.02% (9.27% at December 31, 2008) and is repayable over 36 months.  The loan is secured by the equipment purchased.

(g)	Private placement notes

Relates to notes payable issued in a private placement of 86,250 units on March 22, 2007 for gross proceeds of Cdn.$86.3 million ($74.5 million).  Each unit is comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of Jaguar.  The notes are secured by shares of MSOL, which holds all of the operating assets of the Company, and are repayable on March 23, 2012. At the option of the Company, the notes may be redeemed in whole or in part after March 22, 2010 at 102% of the principal amount, and at 101% of the principal amount after March 22, 2011.  In addition, the notes may be redeemed in whole prior to March 23, 2010 at 102% of the principal amount should a change of control occur.

The Company allocated a portion of the private placement proceeds to common shares based on the share price of the common shares on March 8, 2007.  The following is a summary of the allocation of the proceeds from private placement notes and reconciliation to the carrying value outstanding:

	2008	2007

Gross proceeds	$74,508	$74,508
Allocation to common shares	(11,362)	(11,362)
Allocation to call option	74	74
Finance fees	(2,842)	(2,842)
Net March 2007	60,378	60,378
Accretion of finance fees	3,994	1,720
Period end foreign exchange adjustment	(4,248)	12,609
Net carrying value of private placement notes	$60,124	$74,707

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

10.	Notes Payable (continued):

(h)	Due to CVRD

Relates to purchase of mineral rights for the Roça Grande property.  The note payable is non-interest bearing and is expected to be repaid by 2010.

The Company acquired an option to obtain mineral rights at the Roça Grande gold property from CVRD under an agreement dated November 28, 2005 for 3.5% of the market value of CVRD’s estimated resources plus 2.5% of any additional resources determined by Jaguar less expenses associated with the transfer.  During 2007 Jaguar completed an audit of CVRD’s resource estimate and exercised its option to purchase the mineral rights for approximately $7.8 million.  On April 8, 2008, the Company agreed to pay an additional $5.5 million for a total of $13.3 million, based upon additional resources discovered during a final review of the estimated mineral resources available.  The timing of these payments is dependant upon CVRD’s registration of the mineral rights transfer with the Departamento Nacional de Producao Mineral.  The Company expects to execute the final transfer agreement and pay $3.3 million of the purchase price in the second quarter of 2009 and the remaining balance of $10.0 million in 2010.

CVRD retains certain iron ore exploration rights on the properties and retains a 70% back-in right if the Company has more than five million ounces of gold reserves on the properties by November 2010.  The contract grants corresponding rights for CVRD to explore a property owned by the Company for iron and to acquire iron mineral rights on the property until November 2008.

According to CICA Handbook Section 3855 the note payable was recognized at its fair value and the discount is being amortized using the effective interest method.

(i)	Due to Banco Santander

(i)
Relates to secured notes payable of $1.5 million for general working capital which was repaid December 11, 2008.  The advance on export contracts was extended from June 27, 2008, and bore interest at 5.87% per annum (December 31, 2007 - 6.8%).  The note was secured by future gold sales.

(ii)
Relates to a secured credit facility of $729,000 for the purpose of purchasing equipment. The equipment loan bears interest at LIBOR plus 3.85% (5.27% at December 31, 2008) and is repayable on April 17, 2009. The loan is secured by the equipment purchased.

(iii)
Relates to a secured credit facility of $377,000 for the purpose of purchasing equipment. The equipment loan bears interest at LIBOR plus 3.90% (5.32% at December 31, 2008) and is repayable over 36 months. The loan is secured by the equipment purchased.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

11.	Asset Retirement Obligations:

		2008		2007

Balance, beginning of year		$2,975		$1,669
Increase in reclamation obligations
Sabará Plant and Zone A (a)	$-		$433
Turmalina (b)	-		892
Paciência (c)	4,413		-
Serra Paraíso (d)	191		-
Pilar Sulphide (e)	96	4,700	-	1,325
Reclamation expenditures		-		(157)
Accretion expense		490		138
Balance, end of year		8,165		2,975
Less: current portion		1,337		269
		$6,828		$2,706

       The asset retirement obligations relate to the following:

(a)	Sabará Plant and Zone A:

The Company expects to spend approximately $833,0001 between 2009 and 2015 to reclaim land that has been disturbed as a result of mining activity.

(b)	Turmalina Plant and Mine:

The company expects to spend approximately $3.11 million between 2014 and 2019 to reclaim land that has been disturbed as a result of the mining activity.

(c)	Paciência Plant and Mine development:

The company expects to spend approximately $5.41million between 2013 and 2016 to reclaim land that has been disturbed as a result of the mining activity.

(d)	Serra Paraíso Mine:

The company expects to spend approximately $200,0001 between 2009 and 2012 to reclaim land that has been disturbed as a result of the mining activity.

(e)	Pilar Sulphide:

The company expects to spend approximately $150,0001 between 2019 and 2021 to reclaim land that has been disturbed as a result of the mining activity.

(f)	Sabará Zone B:

The Company expects to spend approximately $140,0001 in 2009 to reclaim land that has been disturbed as a result of the mining activity.

(g)	Caeté Plant:

The Company expects to spend approximately $110,0001 in 2013 relating to plant closure costs.

(h)	Pilar Oxide:

The Company expects to spend approximately $129,0001 in 2009 to reclaim land that has been disturbed as a result of mining activity.

The credit adjusted risk free rate at which the estimated future cash flows have been discounted is 10% and the inflation rate used to determine future expected cost ranges is 3.7% to 6.2% per annum.

[1] These figures have not been discounted or adjusted for inflation.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

12.	Income taxes:

The Company is subject to income taxes in both Canada and Brazil.

The recovery of income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial statutory rate of approximately 33.5% (2007-36.12%, 2006 - 36.12%) to loss before income taxes as follows:

	2008	2007	2006

Expected income tax recovery (expense) using statutory income tax rate	$(93)	$8,114	$4,395
Increase (decrease) in tax recovery resulting from:
Foreign exchange	14,542	824	262
Stock based compensation	(445)	(3,883)	(2,164)
Loss on forward sales derivatives	(2,170)	(3,910)	(2,464)
Non-deductible interest expense	5	(497)	-
Interest income-share purchase loans	-	-	(12)
Capital gains tax on expired warrants	-	(1)	(183)
Impact of future changes in enacted tax rates	-	(2,403)	-
Other non-deductible expenses	(77)	-	-
Withholding tax on inter-company interest	(1,397)	(915)	-
Valuation allowance	(14,897)	(2,523)	(158)
Income tax expense	$(4,532)	$(5,194)	$(324)

The tax effects of temporary differences that give rise to significant portions of future tax assets and liabilities as at December 31 are as follows:

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

12.	Income taxes (continued):

	2008	2007

Future Tax Assets
Canada
Non-Capital losses (a)	$5,109	$5,831
Stock issuance costs and financing fees	2,234	1,510
Cumulative eligible capital	141	174
Unrealized gain on forward sales derivatives	-	(268)
Unrealized (gain) loss on foreign exchange	(4,341)	4,050

Brazil
Pre-production costs	208	-
Unrealized loss on foreign exchange	19,061	-
Non-Capital losses (b)	3,912	1,403
Amounts not deductible until paid (realized)	1,269	1,240
	27,593	13,940
Valuation Allowance	(23,832)	(11,301)
	3,761	2,639
Future Tax Liabilities
Brazil
Acquisition of mineral property
Sabará	(19)	(70)
Rio de Peixe	(452)	(599)
Acquistion of Caeté Plant	(10)	(37)
Net smelter royalty amortization	(64)	-
Capitalized pre-stripping cost	(3,088)	(1,476)
Engineering costs capitalized	(128)	(145)
Unrealized foreign exchange gain	-	(2,494)
	(3,761)	(4,821)
New Future Tax Liabilities	$-	$(2,182)

Canada

(a)	The Company has non-capital losses carried forward of approximately $17.6 million that are available for tax purposes. The losses expire as follows:

Year	Amount in Thousands of US$

2010	1,839
2014	3,067
2015	4,689
2026	1,327
2027	4,968
2028	1,729

None of the Canadian non-capital loss carry-forwards have been included in future tax assets.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

12.	Income taxes (continued):

Brazil

(b)
The Company has non-capital loss carry-forwards of approximately $11.5 million which can be carried forward indefinitely, however, only 30% of the taxable income in one year can be applied against the loss carry-forward balance. None of the Brazilian non-capital loss carry-forwards have been recognized in future tax assets.

13.	Capital Stock:

(a)	Common shares:

The Company is authorized to issue an unlimited number of common shares.

(i)
On February 21, 2008 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 8,250,000 common shares at Cdn.$13.40 per share for gross proceeds of Cdn.$110.6 million ($109.6 million). Pursuant to the underwriting agreement, the underwriters were paid an underwriters fee equal to four and one-half percent (4.5%) of the gross proceeds of the offering.

(ii)
In August 2006, Jaguar received approval from the TSX for a normal course issuer bid to purchase up to the lesser of 2,291,655 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of $1 million.  The normal course issuer bid commenced on August 25, 2006 and terminated on August 24, 2007.  During 2006, Jaguar purchased 1,000 common shares at an average price of Cdn.$4.65 per common share.  During 2007 the Company purchased an additional 62,400 shares at an average price of Cdn.$5.80 per common share.  These shares have been cancelled.

In August 2007, Jaguar received approval from the TSX for a second normal course issuer bid to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$5.25 million.  The normal course issuer bid commenced on August 30, 2007 and terminated on August 29, 2008.  In June 2008, the Company received approval from the TSX for an amendment to the second normal course issuer bid to purchase additional shares up to the lesser of 2,242,924 common shares, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$10.0 million.  The normal course issuer bid commenced on July 2, 2008 and terminated on August 29, 2008.  During 2007 the Company purchased 174,000 of its common shares at an average price of Cdn.$9.92.  During 2008 the Company purchased 647,300 shares at an average price of Cdn.$9.98 per common share. These shares have been cancelled.

In November 2008, Jaguar received approval from the TSX for a third normal course issuer bid to purchase up to the lesser of 3,119,114 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$7.0 million.  No purchases have been made under the third normal course issuer bid.

The share purchases were recorded as a reduction in the common share balance equivalent to the average cost basis of the shares purchased, and an adjustment to shareholders’ equity.  During 2008 common stock was reduced by $2.5 million (2007 - $596,000), and the excess paid over the average cost basis in the amount of $3.9 million (2007 - $1.5 million, 2006 - $2,000) was charged to deficit.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

13.	Capital Stock (continued):

(a)	Common shares (continued):

Shareholder Rights Plan

On January 31, 2007 the Company adopted a Shareholder Rights Plan (“Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of Jaguar.  Rights issued under the Rights Plan will become exercisable upon the announcement of an intention to acquire beneficial ownership of 20% or more of the outstanding shares of the Company without complying with the Permitted Bid provisions in the Rights Plan or without approval of the Board.  These rights will entitle shareholders to purchase additional common shares at a substantial discount to the market price at that time.  The Rights Plan has been approved by the Toronto Stock Exchange and was ratified by the shareholders on May 10, 2007.

(b)	Warrants:

On February 27, 2007, the Company filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of its listed warrants.  Each warrant entitled the holder to acquire one common share of the Company at a price of Cdn.$4.50 on or before December 31, 2007.  Under the early exercise program the holder could acquire an additional 0.063 of one common share in the event that such holder exercised the warrants during the 30-day early exercise period that commenced on February 28, 2007 and ended on March 30, 2007.

As of March 30, 2007, 4,818,852 warrants were exercised for gross proceeds of $18.8 million in exchange for 5,122,428 shares.  This represented 89.3% of the listed warrants outstanding on February 28, 2007 thereby forcing each remaining listed warrant (579,398) to be exchanged for 0.2982 common shares of the Company by April 30, 2007 (except those warrants held by U.S. warrant holders who are not accredited investors or who are accredited investors but who did not deliver a subscription form and representation letter pursuant to the program).  At December 31, 2007, 225,403 of the remaining listed warrants were exchanged for 67,211 common shares.

At December 31, 2007, $0.8 million of cash was held in trust relating primarily to warrant exercises.

During 2008 144,081 compensation warrants were exercised at Cdn.$5.25 per share for gross proceeds of Cdn.$756,000 (752,000).  At December 31, 2008 no warrants were outstanding.

(c)	Stock options:

During 2003 the Company established The Jaguar Stock Option Plan (the “Plan”).  Under the Plan the Company may grant options to directors, officers, employees, and consultants of the Company, and its subsidiaries.  The maximum number of Company shares that have been reserved under this plan is 10,500,000.  Options granted after February 17, 2004 do not have any specific vesting provisions.

Effective October 22, 2004 the Plan was amended to allow a cashless exercise of the options.  Under this amendment, an option holder can elect to have the Company withhold a number of shares of stock issued as payment of the exercise prices, based on the price of the shares at the close of trading on the day preceding the day of exercise of the options, with the net shares issued to the optionee in connection with the exercised options.  During the year ended December 31, 2008, 619,500 options were exercised using the cashless method (2007 - 164,000, 2006 -1,796,967).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

13.	Capital Stock (continued):

(c)	Stock options (continued):

Common share options	Number	Weighted Average Exercise Price U.S.	Weighted Average Exercise Price Cdn.

Balance, December 31, 2005	4,425,300	$0.79	$3.80
Issued during the year	3,045,000	-	5.56
Options exercised:
-exercisable in US$	(1,150,997)	0.76	-
-exercisable in Cdn.$	(688,303)	-	4.06
Options expired	(362,000)	-	3.95
Balance, December 31, 2006	5,269,000	$1.03	$4.80
Issued during the year	2,808,500	-	7.59
Options exercised:
-exercisable in US$	(24,000)	1.17	-
-exercisable in Cdn.$	(192,842)	-	3.74
Options expired	(55,000)	-	4.51
Balance, December 31, 2007	7,805,658	$1.00	$5.85
Issued during the year	130,000	-	6.86
Options exercised:
-exercisable in Cdn.$	(699,645)	-	3.83
Options expired	(175,000)	-	6.36
Balance, December 31, 2008	7,061,013	$1.00	$6.06

Exercise price		Outstanding December 31, 2008	Weighted Average Remaining Life in Years	Number Exercisable

$1.00		135,000	0.01	135,000
$3.29	Cdn.	40,000	1.94	40,000
$3.47	Cdn.	350,000	1.13	350,000
$3.65	Cdn.	126,000	1.19	126,000
$3.75	Cdn.	115,000	0.01	115,000
$4.00	Cdn.	157,500	0.81	157,500
$4.05	Cdn.	470,000	0.38	470,000
$4.25	Cdn.	71,000	0.45	71,000
$4.41	Cdn.	398,000	2.50	-
$4.60	Cdn.	100,000	0.72	100,000
$4.62	Cdn.	36,000	2.67	36,000
$4.72	Cdn.	13,513	0.01	13,513
$5.25	Cdn.	50,000	0.42	50,000
$5.25	Cdn.	200,000	0.72	200,000
$5.49	Cdn.	1,000,000	2.36	1,000,000
$5.94	Cdn.	1,135,000	3.22	1,093,332
$6.00	Cdn.	50,000	0.92	50,000
$6.40	Cdn.	1,010,000	2.92	1,010,000
$6.48	Cdn.	364,000	3.69	81,500
$9.54	Cdn.	1,240,000	3.93	1,240,000
		7,061,013		6,338,845

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

13.	Capital Stock (continued):

(c)	Stock options (continued):

During 2008 130,000 options were granted to a consultant of the Company which vested upon future performance.  These options expired without vesting and therefore were not valued or expensed during the year.

The weighted average fair value at the date of grant for the options granted during the year ended December 31, 2008 (n/a) (2007 - $4.07, 2006 - $2.31).

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2008	2007	2006

Risk-free interest rate	-	3.9% - 4.3%	3.8% - 4.5%
Expected dividend yield	-	0.0%	0.0%
Expected share price volatility	-	55.0% - 60.0%	50.0% - 55.0%
Expected life of the options	-	2.8 - 4.0 years	1.5 - 5 years

14.	Long- term Incentive Plans

On November 5, 2008, the Company established three long-term incentive plans for directors, senior officers, employees and consultants of the company.

A Deferred Share Unit Plan (“DSU”) was established which allows the Company to grant its directors performance awards.  DSUs call for eventual settlement in cash based upon the price of the Company’s common stock subsequent to a director’s termination from the Company’s board of directors.  On November 5, 2008 111,737 DSUs were granted and a deferred compensation liability of $375,000 was recorded at December 31, 2008 (2007 - $nil).  Included in stock compensation expense for the year ended December 31, 2008 is $393,000 relating to DSUs (2007 - $nil, 2006 - $nil).

A Restricted Stock Unit Plan (“RSU”) was established which allows the Company to grant performance awards to senior officers, employees and consultants of the Company.  RSUs call for eventual settlement in cash based upon the price of the Company’s common stock at a future vesting date.  On November 5, 2008 140,000 RSUs were granted to senior officers, employees and consultants of the company and on December 9, 2008 173,200 RSUs were granted to employees and consultants of the company.  Deferred compensation liabilities of  $42,000 were recorded as at December 31, 2008 relating to these grants (2007- $nil).  Included in stock compensation expense for the year ended December 31, 2008 is $33,000 relating to RSUs (2007 - $nil, 2006 - $nil).  Included in other cost of goods sold for the year ended December 31, 2008 is $2,000 (2007 - $nil, 2006 - $nil) and in inventory is $5,000 (2007 - $nil, 2006 - $nil) relating to RSU’s.  $2,000 of RSU costs were deferred and are included in Mineral properties (2007 -$nil)

A Stock Appreciation Rights Plan (“SAR”) was established which allows the Company to grant performance awards to senior officers, employees or consultants of the Company.  SARs call for eventual settlement in cash based upon the increase in price of the Company’s common stock from the grant date to a future vesting date.  On November 5, 2008 685,000 SARs were granted to senior officers of the Company which will result in a deferred compensation liability in the amount by which the market price of the Company’s common shares at the vesting date November 4, 2011 exceeds the market price of $3.30 at the time of grant.  Deferred compensation liabilities of $17,000 were recorded as at December 31, 2008 relating to these grants.  Included in stock compensation expense for the year ended December 31, 2008 is $17,000 relating to SARs (2007 - $nil, 2006 - $nil).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

15.	Basic and Diluted Net Loss per Share:

Dollar amounts and share amounts in thousands, except per share amounts.

	2008	2007	2006

Numerator
Net loss for the year	$(4,256)	$(27,660)	$(12,746)

Denominator
Weighted average number of common shares outstanding	62,908,676	53,613,175	43,114,563

Basic and diluted net loss per share	$(0.07)	$(0.52)	$(0.30)

The determination of the weighted average number of shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants and options since they are anti-dilutive.

16.	Related Party Transactions:

(a)
The Company incurred fees of $719,000 for the year ended December 31, 2008 (2007 - $747,000, 2006 - $739,000) from IMS Engenharia Mineral Ltda ("IMSE"), a company held by several officers of the Company, which provides operating services to the Company's Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.

(b)
The Company incurred occupancy fees of $180,000 for the year ended December 31, 2008 (2007 - $120,000, 2006 - $120,000) to BZI, a corporate shareholder, for use of administrative offices.  The Company moved to new administrative office space in December 2007.  The term will be three years beginning on the date of occupancy.  The Company also incurred consulting fees and administrative service charges of $344,000 from BZI for the year ended December 31, 2008 (2007 - $450,000, 2006 - $314,000).  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  As at December 31, 2008 accounts payable and accrued liabilities includes $39,000 due to BZI.  As at December 31, 2007 prepaid expenses and sundry assets includes a receivable of $101,000 from BZI.

(c)
The Company recognized rental income of $9,000 from PML and $34,000 from PCO for the year ended December 31, 2008 (2007 - $192,000 from PML and $126,000 from PCO, 2006 - $nil from PML and $90,000 from PCO) for temporarily idle equipment and the use of administrative offices.  PCO is controlled by IMS, a founding shareholder of the Company.  As at December 31, 2008 prepaid expenses and sundry assets includes $12,000 from PCO and $nil from PML (as at December 31, 2007 - $149,000 receivable from PML, and $36,000 from PCO) (Note 4(b)).  During 2008 the Company also received approximately $30,000 (2007 - $0.3 million, 2006 - $nil) of royalty income relating to the NSR (Note 6).

(d)
The Company’s subsidiaries MSOL and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the company of R$378,000 ($162,000).  As at December 31, 2008, prepaid expenses and sundry assets include $162,000 receivable from BW Mineração, a wholly owned subsidiary of BZI.  (December 31, 2007 - $nil) (Note 4 (b)).

The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

17.	Supplemental Cash Flow Information:

	December 31, 2008	December 31, 2007	December 31, 2006

Equipment purchased on issuing note payable (Notes 10(a),(b),(c),(f),(i)	$2,263	$-	$649
Equipment purchased on eliminating loan receivable	$-	$-	$327
Warrants issued in conjunction with the offering	$-	$-	$584
Conversion of loan receivable into NSR (Note 6)	$-	$-	$1,535
Transfer of Zone C in return for forgiveness of note payable and royalties payable (Note 9(a))	$452	$350	$-
Mineral rights purchased on issuing note payable to CVRD (Note 10(h))	$5,494	$8,208	$-

	December 31, 2008	December 31, 2007	December 31, 2006

Interest paid	$9,312	$8,217	$270
Income taxes paid	$-	$-	$591

Cash and cash equivalents include R$415,000 ($177,000) in bank certificates of deposit (2007 - R$38.0 million ($21.4 million)) and Cdn$7.5 million ($6.0 million) of cashable guaranteed investment certificates.

18.	Capital Disclosures

The Company manages its capital structure in order to support the acquisition, exploration and development of mineral properties; and to maximize return to stakeholders through a flexible capital structure which optimizes the costs of capital and the debt and equity balance. The Company sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To adjust or maintain our capital structure, the Company may adjust the amount of long term debt, enter into new credit facilities, purchase some of its common shares for cancellation pursuant to normal course issuer bids or issue new common shares.  The Company’s overall strategy remains unchanged from 2007.

The capital structure of the Company consists of notes payable (Note 10) and all of the components of shareholders’ equity.

The Company is not subject to externally imposed capital requirements.

19.	Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The Company enters into forward foreign exchange contracts which future payments are dependent upon future exchange rates (Note 5(a)(ii)). The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and other commitments.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

19.	Commitments (continued):

	Less than 1			More than 5
Commitments	year	1 -3 years	3 - 5 years	years	Total

Current liabilities
Accounts payable and acrrued liabilities	$13,416	$-	$-	$-	$13,416
Current taxes payable	8,626	-	-	-	8,626
Notes Payable
Principal	4,680	10,588	70,431	-	85,699
Interest	7,528	14,842	1,682	-	24,052
Capital Lease	-	-	-	-	-
Operating Lease Agreements	191	180	-	-	371
Management agreements (a)
Operations	1,093	398	-	-	1,491
Suppliers agreements
Mine operations (b)	273	-	-	-	273
Drilling (c)	94	-	-	-	94
Asset retirement obligations (d)	630	565	5,402	3,497	10,094
Joint venture agreement (e)	-	729	-	-	729
Total	$36,531	$27,302	$77,515	$3,497	$144,845

(a)	The term of the management agreements are one to two years (Note 10(a)).

(b)	The Company has the right to cancel the mine operations contract with 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 60 days.

(c)	The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.

(d)	The asset retirement obligations are not adjusted for inflation and are not discounted.

(e)
On February 28, 2007, the Company entered into a Joint Venture agreement with Xstrata Brasil Exploração Mineral Ltda. (“Xstrata”) to explore the Pedra Branca Gold Project in Northern Brazil.  The Company was required to pay an aggregate fee of $150,000 over two years (of which $50,000 was paid during the first quarter of 2007 and $100,000 was paid in March 2008).  The Company will have the option to hold a 51% ownership interest in the new enterprise by investing an aggregate of $3.85 million in exploration expenditures over four years.  The Company must meet annual exploration expenditure targets for each year in which it maintains the option.  As at December 31, 2008 the Company has expended $3.1 million on exploration thereby meeting the exploration targets for years 2008 to 2010.  An additional $729,000 is required to be spent on exploration prior to February 28, 2011 to meet the balance of the $1.5 million exploration target.

The Company has the opportunity to increase its ownership interest in certain gold deposits to 60% through further investing $3.0 million by the fifth anniversary of the agreement, subject to the rights of Xstrata to return to their 49% interest through additional contributions to the joint venture for certain properties which have gold deposits of two million ounces or more.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2008 and 2007

20.	Subsequent Events:

(a)
In February 2009, the Company reached a settlement with Companhia Vale do Rio Doce (“Vale”) to exchange in-kind $5.0 million of iron ore concessions controlled by Jaguar in exchange for a portion of the Roça Grande gold mineral royalty liability owed to Vale.  The portion of the iron ore concession exercised by Vale represents a small part of the overall concession held by Jaguar with the remaining acreage to remain available to Vale should it determine at a future point the additional land is desired.

(b)
On March 2, 2009 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 13,915,000 common shares at Cdn.$6.20 per share for gross proceeds of Cdn.$86.3 million ($66.9 million). Pursuant to the underwriting agreement, the underwriters were paid an underwriters fee equal to 4.5 percent of the gross proceeds of the offering.

21.	Comparative Figures:

Certain comparative figures have been reclassified to conform to the current year’s presentation.

CORPORATE DIRECTORY

Jaguar Mining Inc. is incorporated under the laws
of Ontario.

DIRECTORS

Andrew C. Burns[1]

Gil Clausen[3,4]

William E. Dow[3]

Gary E. German[1,2,4]
Chairman

Anthony F. Griffiths[1,2,3]

Daniel R. Titcomb

1  Audit Committee
2 Compensation Committee
3 Corporate Governance Committee
4 Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO

James M. Roller
Chief Financial Officer & Treasurer

Lúcio Cardoso
Chief Operating Officer

Adriano L. Nascimento
VP Exploration & Engineering

Robert Zwerneman
VP Corporate Development, Director of IR

Robert J. Lloyd
Secretary

ADMINISTRATIVE  OFFICE

125 North State Street
Concord, NH  03301 - USA
Phone: (603) 224-4800
Fax:  (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

100 King Street West, Suite 4400
1 First Canadian Place
Toronto, Ontario M5X 1B1 - Canada

OPERATING OFFICE

Rua Fernandes Tourinho 487, 7th Floor
CEP 30.112-000 - Belo Horizonte - MG
Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Davies Ward Phillips &Vineberg LLP
Toronto, Ontario
New York, NewYork

Hinckley, Allen & Snyder LLP
Concord, New Hampshire

BANKS

Bank of America
Boston, Massachusetts

HSBC
Toronto, Ontario

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th floor
Toronto, ON  M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTING

Toronto Stock Exchange: “JAG”, “JAG.NT”
NYSE Arca: “JAG”